EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTERMEC, INC.,

VANCOUVER ACQUISITION CORPORATION,

VOCOLLECT, INC.,

AND

RIVERSIDE FUND IV, L.P. AND SIDNEY R. KNAFEL, TOGETHER, AS
SHAREHOLDERS’ AGENT

JANUARY 15, 2011

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ARTICLE 1	DEFINITIONS	1

ARTICLE 2	THE MERGER	1

2.1	The Merger	1

2.2	Closing; Effective Time	1

2.3	Effect of the Merger	2

2.4	Articles of Incorporation; Bylaws	2

2.5	Directors and Officers	2

2.6	Effect on Capital Stock	2

2.7	Pre-Closing Deliveries; Payments at Closing	5

2.8	Exchange of Certificates	6

2.9	Escrow	8

2.10	Adjustment Procedure	8

2.11	No Further Ownership Rights in Company Capital Stock	10

2.12	Voting Agreements	10

2.13	Lost, Stolen or Destroyed Certificates	10

2.14	Withholding Rights	10

2.15	Taking of Necessary Action; Further Action	10

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF COMPANY	11

3.1	Organization, Standing and Power, Subsidiaries and Investments	11

3.2	Capital Structure	12

3.3	Authority; Enforceability; No Conflicts	13

3.4	Financial Statements	14

3.5	Absence of Certain Changes	14

3.6	Absence of Undisclosed Liabilities	15

3.7	Litigation	15

3.8	Restrictions on Business Activities	15

3.9	Governmental Authorization; Compliance with Laws	15

3.10	Title to Property	16

3.11	Intellectual Property	16

3.12	Privacy Policies; Web Site Terms and Conditions	18

3.13	Environmental Matters	18

3.14	Taxes	19

3.15	Employee Benefit Plans	20

3.16	Certain Agreements Affected by the Merger	21

(conintued)

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3.17	Employee Matters	22

3.18	Product or Service Liability	23

3.19	Product Warranty	23

3.20	Customers and Suppliers	23

3.21	Material Contracts	23

3.22	Interested Party Transactions	24

3.23	Insurance	24

3.24	International Trade Matters	24

3.25	Absence of Unlawful Payments	25

3.26	Brokers’ and Finders’ Fees	25

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	25

4.1	Organization, Standing and Power	25

4.2	Authority	25

4.3	Financial Ability	26

4.4	Interim Operations of Merger Sub	26

4.5	No Other Agreements	26

4.6	Brokers’ and Finders’ Fees	26

4.7	No Other Representations	26

ARTICLE 5	CONDUCT PRIOR TO THE EFFECTIVE TIME	27

5.1	Conduct of Business of Company	27

5.2	Restrictions on Conduct of Business	27

5.3	No Solicitation	30

ARTICLE 6	ADDITIONAL AGREEMENTS	31

6.1	Access to Information	31

6.2	Confidentiality	32

6.3	Public Disclosure	32

6.4	Regulatory Approval; Further Assurances	32

6.5	Consummation of Merger; Further Assurances	34

6.6	Employee Benefit Plans	34

6.7	Notification of Certain Matters	34

6.8	Directors’ and Officers’ Indemnification and Insurance	35

6.9	Books and Records	36

(conintued)

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6.10	WARN Matters	36

6.11	Employment Benefits	36

6.12	Tax Covenants	37

6.13	Termination of Agreements	38

ARTICLE 7	CONDITIONS TO THE MERGER	38

7.1	Conditions to Obligations of Each Party to Effect the Merger	38

7.2	Additional Conditions to the Obligations of Parent and Merger Sub	39

7.3	Additional Conditions to the Obligations of Company	40

ARTICLE 8	TERMINATION	41

8.1	Termination	41

8.2	Effect of Termination	42

ARTICLE 9	INDEMNIFICATION AND ESCROW	42

9.1	Indemnification	42

9.2	Remedies Exclusive	47

9.3	Escrow Period; Release From Escrow	47

9.4	Claims Upon Escrow Fund	47

9.5	Objections to Claims	48

9.6	Shareholders’ Agent	48

ARTICLE 10	GENERAL PROVISIONS	50

10.1	Notices	50

10.2	Expenses	52

10.3	Amendment	52

10.4	Extension; Waiver	52

10.5	Interpretation	52

10.6	Counterparts	52

10.7	Entire Agreement; Successors and Assigns	53

10.8	Severability	53

10.9	Governing Law; Waiver of Jury Trial	53

10.10	Rules of Construction	54

10.11	Third Party Beneficiaries	54

10.12	Schedules	54

10.13	Waiver of Conflicts	54

SCHEDULES

Company Disclosure Schedule

Parent Disclosure Schedule

EXHIBITS

Exhibit A – Certain Definitions

Exhibit B – Articles of Merger

Exhibit C – Company Shareholder Resolutions

Exhibit D – Form of Letter of Transmittal

Exhibit E – Form of Lost Certificate Affidavit

Exhibit F – Escrow Agreement

Exhibit G – Form of 280G Agreement

Exhibit H – Form of Option Acknowledgement

Exhibit I – Form of Voting Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of January 15, 2011, by and among Intermec, Inc., a Delaware corporation (“Parent”); Vancouver Acquisition Corporation, a Pennsylvania corporation (“Merger Sub”) and wholly owned subsidiary of Parent; Vocollect, Inc., a Pennsylvania corporation (“Company”); and, solely with respect to the provisions contained herein regarding the “Shareholders’ Agent” including those contained in Articles 2 (the Merger), 6 (Additional Agreements), 9 (Indemnification and Escrow Fund) and 10 (General Provisions) hereof, Riverside Fund IV, L.P., and Sidney R. Knafel (together, the “Shareholders’ Agent”).

RECITALS

A.        The Boards of Directors of Company, Parent and Merger Sub believe it is in the best interests of their respective companies and the shareholders of their respective companies that Company and Merger Sub combine into a single company through the statutory merger of Merger Sub with and into Company (the “Merger”) and, in furtherance thereof, have approved the Merger.

B.        Pursuant to the Merger, among other things, the outstanding shares of capital stock of Company shall be converted into the right to receive the Merger Consideration upon the terms and subject to the conditions set forth herein.

C.        Company, Parent and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     ARTICLE 1

DEFINITIONS

Certain capitalized terms used in this Agreement are defined in Exhibit A and other capitalized terms used in this Agreement are defined in the Sections of this Agreement where they first appear.

     ARTICLE 2

THE MERGER

2.1 The Merger.  At the Effective Time and subject to and upon the terms and conditions of this Agreement and the Articles of Merger attached hereto as Exhibit B (the “Articles of Merger”) and in accordance with the applicable provisions of Pennsylvania Law, Merger Sub shall be merged with and into Company, the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation.  Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

2.2 Closing; Effective Time.  The closing of the transactions contemplated hereby (the “Closing”) shall take place as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article 7 hereof or at such other time as the parties hereto agree (the “Closing Date”).  The Closing shall take place at the offices of DLA Piper LLP (US), 701 Fifth Avenue, Suite 7000, Seattle, Washington 98104, or at such other location as the parties hereto agree.  In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing the Articles of Merger, together with any required certificates, with the Secretary of State of the Commonwealth of Pennsylvania, in accordance with the relevant provisions of Pennsylvania Law (the time of the acceptance of such filing, or such later time as may be mutually agreed in writing by Parent and Company and specified in the Articles of Merger, being the “Effective Time”).

2.3 Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of Pennsylvania Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.4 Articles of Incorporation; Bylaws.

(a) Articles of Incorporation.  At the Effective Time, the Articles of Incorporation of Company shall be amended so as to read in its entirety as set forth in Exhibit A-1 to the Articles of Merger and as so amended shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Pennsylvania Law and such Articles of Incorporation.

(b) Bylaws.  The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

2.5 Directors and Officers.  At the Effective Time, the directors of the Surviving Corporation shall be those persons who were the directors of Merger Sub, in each case until their successors are elected or appointed and qualified or until their earlier resignation or removal.  At the Effective Time, the officers of the Surviving Corporation shall be the initial officers of Merger Sub, until their respective successors are duly elected or appointed and qualified or until their earlier resignation or removal.

2.6 Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the holders of any of the following securities:

(a) Series F Preferred Stock.  Each share of Series F Preferred Stock issued and outstanding immediately prior to the Effective Time, subject to Subsection 2.6(d), and excluding Dissenting Shares, will be cancelled and extinguished and be converted automatically into the right to receive (i) the Series F Per Share Upfront Merger Consideration and (ii) following the Release Date and subject to and in accordance with Article 9 and the Escrow Agreement, the Series F Per Share Escrow Consideration, if any.

(b) Series G Preferred Stock.  Each share of Series G Preferred Stock issued and outstanding immediately prior to the Effective Time, subject to Subsection 2.6(d), and excluding Dissenting Shares, will be cancelled and extinguished and be converted automatically into the right to receive (i) the Series G Per Share Upfront Merger Consideration and (ii) following the Release Date and subject to and in accordance with Article 9 and the Escrow Agreement, the Series G Per Share Escrow Consideration, if any.

(c) Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, subject to Subsection 2.6(d), and excluding Dissenting Shares, will be cancelled and extinguished and be converted automatically into the right to receive (i) the Common Stock Per Share Upfront Merger Consideration and (ii) following the Release Date and subject to and in accordance with Article 9 and the Escrow Agreement, the Common Stock Per Share Escrow Consideration, if any.

(d) Company Capital Stock Owned by Parent and Company.  Each share of Company Common Stock and Company Preferred Stock (collectively, “Company Capital Stock”) owned by Company (or held as treasury stock) and each share of Company Capital Stock owned by Parent or any direct or indirect wholly owned Subsidiary of Parent or of Company immediately prior to the Effective Time will be cancelled and extinguished without any conversion thereof.

(e) Company Stock Options.

(i) Each In-the-Money Company Option outstanding immediately prior to the Effective Time will be cancelled and extinguished and be converted automatically into the right to receive, upon the delivery to Company of an Option Acknowledgment Form by the holder of such In-the-Money Company Option, (A) the Company Option-Based Upfront Merger Consideration and (B) following the Release Date and subject to and in accordance with Article 9 and the Escrow Agreement, the Company Option-Based Escrow Consideration, if any.  At the Effective Time, all In-the-Money Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of an In-the-Money Company Option shall cease to have any rights with respect thereto, except the right to receive the cash payment (if any) described in this Subsection 2.6(e).

(ii) Each Out-of-the-Money Company Option, if any, outstanding immediately prior to the Effective Time will be cancelled and extinguished and no consideration will be delivered in exchange therefor.

(f) Capital Stock of Merger Sub.  Each share of common stock, $0.01 par value, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned subsidiary of Parent.  Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

(g) Company Shareholders Meeting; Dissenters’ Rights.

(i) As soon as reasonably practicable following the date hereof, Company shall take all action necessary under all applicable Laws to call, give notice of and hold a meeting of the holders of Company Capital Stock to vote on a proposal to adopt this Agreement and to approve the Merger and the transactions contemplated by this Agreement (the “Company Shareholders Meeting”), including the resolutions in substantially the form attached hereto as Exhibit C (the “Company Shareholder Resolutions”), and shall submit such proposal and the Company Shareholder Resolutions to such holders at the Company Shareholders Meeting.  The Company Shareholders Meeting shall be held as promptly as practicable after the date hereof.

(ii) If, in connection with the Merger, any holders of Company Capital Stock shall have demanded and perfected their dissenters’ rights with respect to such shares (the “Dissenting Shares”) in accordance with Pennsylvania Law, none of such Dissenting Shares shall be converted into a right to receive that portion of the Merger Consideration and Escrow Consideration payable to the holder of such Dissenting Shares as provided in Subsections 2.6(a) through 2.6(c), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Pennsylvania Law.  Each holder of Dissenting Shares who, pursuant to the provisions of Pennsylvania Law, becomes entitled to payment of the fair value of such shares shall receive payment therefor in accordance with Pennsylvania Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to Pennsylvania Law).  In the event that any holder of Company Capital Stock fails to make an effective demand for payment or fails to perfect its appraisal rights or dissenters’ rights as to its shares of Company Capital Stock or any Dissenting Shares shall otherwise lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration issuable pursuant to Subsections 2.6(a) through 2.6(c) in respect of such shares as if such shares had never been Dissenting Shares, and Parent shall issue and deliver to the Exchange Agent, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 2.8, following the satisfaction of the applicable conditions set forth in Section 2.8, the portion of the Merger Consideration and Escrow Consideration to which such holder would have been entitled under Subsections 2.6(a) through 2.6(c) with respect to such shares (subject to the provisions of Sections 2.6 and 2.8).  Company shall give Parent prompt notice (and in no event more than five Business Days) of any demand received by Company for appraisal of Company Capital Stock or notice of exercise of a holder’s of Company Capital Stock dissenters’ rights in accordance with Pennsylvania Law.

(iii) The Shareholders’ Agent may elect to assume the defense of any proceeding with respect to any appraisal of Company Capital Stock with counsel reasonably satisfactory to Parent (it being agreed by Parent that each of the Designated Firms is per se reasonable) by giving notice to Parent of its election to assume such defense no later than ten days after Company gives Parent notice of any demand for appraisal of such Company Capital Stock.  If the Shareholders’ Agent elects to assume the defense of any such proceeding, it shall diligently conduct such defense.  Except with Parent’s prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed, Company shall not voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any such demand for appraisal or exercise of dissenters’ rights unless (A) such payment or offer or settlement does not exceed that portion of the Merger Consideration and Escrow Consideration otherwise payable to the holder of such Dissenting Shares as provided in Subsections 2.6(a) through 2.6(c) and (B) Company and Parent receive a full release of and from any other claims that may be made against Company or Parent by the holder of such Dissenting Shares.  Parent, Company and the Shareholders’ Agent shall cooperate in good faith with any proceeding with respect to any appraisal of Company Capital Stock and each shall make available all information reasonably requested by each other party for such purposes.

2.7 Pre-Closing Deliveries; Payments at Closing.

(a) Pre-Closing Deliveries.

(i) At least two (2) Business Days prior to the Closing Date, Company shall prepare and deliver to Parent (A) a certificate of Company’s Chief Executive Officer and its Chief Financial Officer (the “Estimated Closing Certificate”) setting forth Company’s estimated calculation of the Merger Consideration as of the anticipated Closing Date, including an itemized statement of the estimated Closing Cash, Closing Debt, Sale Bonuses, VHS Payments and Closing Working Capital and (B) an estimated balance sheet of Company as of the anticipated Closing Date reflecting Company’s calculation of each of the components of the Merger Consideration (the “Estimated Closing Balance Sheet”), which shall have been prepared in accordance with GAAP applied on a basis consistent with Company’s past practices used in preparing the Company Financial Statements.  The Estimated Closing Certificate shall be used to determine the Merger Consideration on the Closing Date (the “Estimated Merger Consideration”), subject to further adjustment in accordance with Subsection 2.10(c).

(ii) At least two (2) Business Days prior to the Closing Date, Company shall deliver to Parent a definitive closing payment schedule (the “Closing Payment Schedule”) certified by the Chief Executive Officer of Company and the Shareholders’ Agent setting forth the distribution of the Estimated Merger Consideration, including (A) the name of each Person entitled to receive any payment of Transaction Expenses and the aggregate amount of Transaction Expenses payable to each such Person; (B) (1) the name of each Securityholder immediately prior to the Effective Time, (2) the aggregate Upfront Merger Consideration payable to each Securityholder under Subsections 2.6(a) through 2.6(c) and 2.6(e) and (3) each Securityholder’s share of the Agent Fund and the Escrow Consideration; (C) the name of each Person entitled to receive any VHS Payment and the aggregate amount of any VHS Payment payable to each such Person; and (D) the name of each Person entitled to receive any Sale Bonus and the aggregate amount of any Sale Bonus payable to each such Person.  Company and the Securityholders agree that the Merger qualifies as an “Acquisition” within the meaning specified in the Company Articles of Incorporation and the Closing Payment Schedule shall be prepared consistent with the liquidation provisions set forth in the Company Articles of Incorporation.  Parent, the Exchange Agent, the Surviving Corporation and the Shareholders’ Agent shall be entitled to rely conclusively on the Closing Payment Schedule and shall have no liability to any Securityholders if the Merger Consideration is distributed in accordance with the Closing Payment Schedule.

(b) Payments at Closing.  At the Closing, Parent and Merger Sub shall make or cause to be made the following payments (which amount shall, in the aggregate, equal the Estimated Merger Consideration), by wire transfer of immediately available funds:

(i) first, to the Escrow Agent, the Escrow Fund;

(ii) second, to the respective payees of Transaction Expenses, the amounts specified in the Closing Payment Schedule;

(iii) third, to the Shareholders’ Agent, an amount equal to the Agent Fund; and

(iv) fourth, to the Exchange Agent, the Exchange Fund, for distribution to the Securityholders in accordance with Section 2.7.

(c) Payment of Sale Bonuses and VHS Payments.  As soon as reasonably practicable after the Closing Date, Parent shall pay or cause the Surviving Corporation to pay to the respective payees of Sale Bonuses and VHS Payments the amounts specified in the Closing Payment Schedule.

2.8 Exchange of Certificates.

(a) Exchange Agent.  On or prior to the Closing Date, Parent shall designate a reputable bank or trust company reasonably satisfactory to the Shareholders’ Agent (it being agreed by the Shareholders’ Agent that Parent’s transfer agent is per se reasonable) to act as exchange agent (the “Exchange Agent”) in connection with the Merger to receive the funds from Parent to which the Securityholders shall become entitled pursuant to Section 2.6.  Parent shall be solely responsible for the fees and expenses of the Exchange Agent.

(b) Exchange Procedures.

(i) At least ten Business Days prior to the Closing Date, Company shall mail or deliver to each holder of record of a certificate or certificates (the “Certificates”) representing outstanding shares of Company Capital Stock: (A) a letter of transmittal in the form attached hereto as Exhibit D (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, shall be in such form and have such other provisions as Parent and Company may reasonably specify, and shall contain the agreement and acknowledgment of the holder of such Certificates that such holder approves the appointment of the Shareholders’ Agent and agrees to be bound by the indemnification obligations contained in this Agreement and the provisions set forth in Article 9 and the Escrow Agreement) (the “Letter of Transmittal”); (B) instructions for use in effecting the surrender of the Certificates in exchange for the applicable Per Share Upfront Merger Consideration and the right to receive the applicable Per Share Escrow Consideration, and (C) a lost certificate affidavit with respect to the Certificates in the form attached hereto as Exhibit E (the “Lost Certificate Affidavit”).  Upon surrender of a Certificate for cancellation (or the delivery of a duly executed Lost Certificate Affidavit) to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor as of the Effective Time the applicable Per Share Upfront Merger Consideration and, following the Release Date, the applicable Per Share Escrow Consideration and the Certificate so surrendered shall forthwith be cancelled.  Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive the applicable Per Share Upfront Merger Consideration and, following the Release Date, the applicable Per Share Escrow Consideration.

(ii) At least ten Business Days prior to the Closing Date, Company shall mail or deliver to each holder of In-the-Money Company Options an Option Acknowledgement Form.  Upon surrender of an In-the-Money Company Option to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with an Option Acknowledgement Form, duly completed and validly executed in accordance with the instructions thereto, the holder of such In-the-Money Company Option shall be entitled to receive in exchange therefor the applicable portion of the Company Option-Based Upfront Merger Consideration and, following the Release Date, the applicable portion of the Company Option-Based Escrow Consideration.  Until so surrendered, each outstanding In-the-Money Company Option that, prior to the Effective Time, represented the right to purchase shares of Company Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive the applicable portion of the Company Option-Based Upfront Merger Consideration and, following the Release Date, the applicable portion of the Company Optioned-Based Escrow Consideration.  The Exchange Agent shall be required to make or cause to be made any payments of the applicable Upfront Merger Consideration to holders of In-the-Money Company Options by depositing such funds with the Surviving Corporation for distribution through its normal payroll systems.  For greater certainty, all payments to holders of In-The-Money Company Options shall be made net of the applicable exercise price.

(c) Rights of Former Company Shareholders.  At the Effective Time, the stock transfer books of Company shall be closed as to holders of Company Capital Stock immediately prior to the Effective Time and no transfer of Company Capital Stock by any such holder shall thereafter be made or recognized.  Until surrendered for exchange in accordance with the provisions of Section 2.8, each Certificate theretofore representing shares of Company Capital Stock (other than shares to be cancelled pursuant to Subsection 2.6(d) or as to Dissenting Shares) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Subsections 2.6(a) through 2.6(c) in exchange therefor.

(d) Transfer of Ownership.  If the cash payment of the Per Share Upfront Merger Consideration and/or the Per Share Escrow Consideration is to be made to a Person other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer as described in the Letter of Transmittal.

(e) Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the Securityholders six months after the Effective Time shall be delivered to Parent, upon demand, and any Securityholders who have not previously complied with this Section 2.8 shall thereafter look only to Parent for payment of their claim for the Upfront Merger Consideration.

(f) No Liability.  Notwithstanding anything to the contrary in this Section 2.8, none of the Exchange Agent, the Surviving Corporation, Parent, any party hereto or any of their respective Affiliates shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(g) Dissenting Shares.  The provisions of this Section 2.8 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under this Section 2.8 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the Per Share Upfront Merger Consideration and the right to receive the Per Share Escrow Consideration in accordance with Article 9 and the Escrow Agreement, to which such holder is entitled pursuant to Subsections 2.6(a) through 2.6(c).

2.9 Escrow.  In connection with the Closing, Parent, Company, the Shareholders’ Agent and the Escrow Agent shall have executed and delivered to the other the Escrow Agreement in substantially the form set forth on Exhibit F (the “Escrow Agreement”).  At the Closing, Parent shall deliver or cause to be delivered the Escrow Fund to pursuant to the terms of the Escrow Agreement and this Agreement.

2.10 Adjustment Procedure.

(a) Within 60 days after the Closing Date, Parent shall prepare and deliver to the Shareholders’ Agent (i) a certificate (the “Closing Certificate”) setting forth Parent’s calculation of the Merger Consideration as of the Closing Date, including an itemized statement of the Closing Cash, Closing Debt, Sale Bonuses, VHS Payments and Closing Working Capital and (ii) a balance sheet of Company as of the Closing Date reflecting Parent’s calculation of each of the components of the Merger Consideration (the “Closing Balance Sheet”), which shall be prepared in accordance with GAAP applied on a basis consistent with Company’s past practices used in preparing the Company Financial Statements.

(b) The Shareholders’ Agent shall have 45 days from the date on which the Closing Certificate and the Closing Balance Sheet have been delivered to it to raise any objection(s) to the Closing Certificate or the Closing Balance Sheet, by delivery of written notice to Parent setting forth such objection(s) in reasonable detail (the “Disputed Items”).  In the event that the Shareholders’ Agent shall not deliver any such objection(s) with respect to the Closing Certificate or the Closing Balance Sheet within such 45-day period, then the Closing Certificate shall be deemed final for purposes of this Section 2.10.  In the event that any such objection(s) are so delivered, the Closing Certificate shall be deemed not final and Parent and the Shareholders’ Agent shall attempt, in good faith, to resolve the Disputed Items and, if they are unable to resolve all of the Disputed Items within 30 days of delivery of such notice, shall, within five Business Days thereafter (or such earlier date as mutually agreed), submit the Disputed Items to the Independent Accounting Firm.  Parent and the Shareholders’ Agent shall provide to the Independent Accounting Firm all work papers and back-up materials relating to the Disputed Items requested by the Independent Accounting Firm to the extent available to Parent or its Representatives or the Shareholders’ Agent or its Representatives.  Parent and the Shareholders’ Agent shall be afforded the same opportunity to present to the Independent Accounting Firm any material related to the Disputed Items and to discuss the issues with the Independent Accounting Firm.  The Independent Accounting Firm will (i) resolve only the outstanding Disputed Items and may not assign a value greater than the greatest value claimed for any item by either party or smaller than the smallest value claimed for any item by either party, and (ii) re-calculate the Merger Consideration as of the Closing Date using the calculations set forth in the Closing Certificate, as modified only by (A) the Independent Accounting Firm’s resolution of the outstanding Disputed Items and/or (B) the written agreement of Parent and the Shareholders’ Agent.  The determination by the Independent Accounting Firm, as set forth in a notice to be delivered to Parent and the Shareholders’ Agent within 30 days after the submission of the Disputed Items to the Independent Accounting Firm, shall be final, binding and conclusive on Parent, the Shareholders’ Agent and all shareholders of Company.  The fees, costs and expenses of the Independent Accounting Firm will be borne by the party whose positions generally did not prevail in such determination, as determined by such Independent Accounting Firm, or if the Independent Accounting Firm determines that neither party could be fairly found to be the prevailing party, then such fees, costs and expenses will be borne 50% by the Shareholders’ Agent (payable solely out of the Agent Fund) and 50% by Parent.

(c) At such time as the Closing Certificate shall become final in accordance with Subsection 2.10(b), the Merger Consideration determined in accordance with the final Closing Certificate (the “Final Merger Consideration”) shall be compared to the Estimated Merger Consideration.  If the Estimated Merger Consideration is greater than the Final Merger Consideration, the Securityholders shall pay to Parent an amount equal to such excess.  Any payment to be made by the Securityholders pursuant to this Subsection 2.10(c) shall be made, within five Business Days from the date that the Closing Certificate is finally determined pursuant to Subsection 2.10(b), first by release of such amount from the Agent Fund and, if necessary, from the Escrow Fund.  If the Final Merger Consideration is greater than the Estimated Merger Consideration, Parent shall pay to the Securityholders an amount equal to such excess within five Business Days from the date that the Closing Certificate is finally determined pursuant to Subsection 2.10(b).

(d) No adjustment to the Merger Consideration pursuant to this Section 2.10 shall be considered a breach of any representation, warranty or other provision of this Agreement.  Parent shall not make any claim in respect of the determination of the Merger Consideration or any item included within the determination of the Merger Consideration other than in accordance with this Section 2.10.

(e) The Shareholders’ Agent and its accountants, lawyers and representatives will be given full access at all reasonable times to (and shall be allowed to make copies of) the books and records of the Surviving Corporation and its Subsidiaries and to any personnel of the Surviving Corporation or any Subsidiaries reasonably requested by such persons, in each case solely in connection with the determination of the Merger Consideration or any dispute relating thereto.  The rights of the Shareholders’ Agent and the Securityholders under this Agreement shall not be prejudiced by the failure of Parent, the Surviving Corporation or any of its Subsidiaries to comply with this Subsection 2.10(e).

(f) If, for any reason, Parent fails to deliver the Closing Certificate within the time period required by Subsection 2.10(a), the Estimated Closing Certificate delivered by Company to Parent prior to the Closing shall be considered for all purposes of this Agreement as being Parent’s “Closing Certificate” and the Shareholders’ Agent shall have all of its rights under this Section 2.10 with respect to such certificate.

2.11 No Further Ownership Rights in Company Capital Stock.  The Upfront Merger Consideration and Escrow Consideration delivered upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article 2.

2.12 Voting Agreements.  Each director and each holder of more than 5% of the outstanding Company Capital Stock, and their Affiliates, holding in the aggregate at least (i) a majority of the outstanding shares of Company Common Stock, (ii) 60% of the outstanding shares of the Series F Preferred Stock and (iii) a majority of the outstanding shares of Series G Preferred Stock, shall have executed and delivered to Parent a Voting Agreement concurrently with the execution and delivery of this Agreement.

2.13 Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon delivery of a duly executed Lost Certificate Affidavit by the holder thereof, such consideration into which the shares represented by such shares represented by such lost, stolen or destroyed Certificate shall have been converted.

2.14 Withholding Rights.  Each of Parent, the Surviving Corporation, the Shareholders’ Agent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (including, but not limited to, payments in respect of Sale Bonuses, VHS Payments or In-the-Money Company Options) to any Securityholder such amounts, if any, as it is required to deduct and withhold with respect to such delivery and payment under the Code or any provision of state, local, provincial or foreign Tax Law.  To the extent that any amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Securityholder in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Shareholders’ Agent or the Exchange Agent, as the case may be.  The Surviving Corporation may make such payments and required withholdings through its normal payroll process.  The Shareholders’ Agent shall be permitted to deposit any funds held in the Agent Fund in respect of Sale Bonuses, VHS Payments or In-the-Money Company Options with the Surviving Corporation, such amounts to be disbursed by the Surviving Corporation through its normal payroll process.

2.15 Taking of Necessary Action; Further Action.  Each of Parent, Merger Sub and Company will take all such reasonable and lawful action as may be necessary or desirable to effectuate the Merger in accordance with this Agreement as promptly as possible.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF COMPANY

For purposes of this Article 3, any reference to “Company” means Company and any predecessor(s) of Company, and, unless otherwise specified or reasonably apparent from the nature of the context in which such term is used, also means any of Company’s Subsidiaries.  In this Agreement, any reference to any event, change, condition or effect being “material” with respect to any Person means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such Person and its subsidiaries, taken as a whole.

Company hereby represents and warrants to Parent and Merger Sub that the statements contained in this Article 3 are true and correct, except as disclosed in that section of the document of even date herewith delivered by Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”) corresponding to the Section or Subsection of this Agreement to which any of the following representations and warranties specifically relate.

3.1 Organization, Standing and Power, Subsidiaries and Investments.

(a) Organization, Standing and Power.  Company is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Pennsylvania.  Company has the corporate power to own its properties and to carry on its business as now being conducted and is duly authorized and qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would reasonably be expected to have a Material Adverse Effect on Company.  Company has made available to Parent a true and correct copy of the Articles of Incorporation (the “Company Articles of Incorporation”), and the Bylaws (the “Company Bylaws”), or other charter documents, as applicable, of Company, each as amended to date.  Company is not in violation of any of the provisions of the Company Articles of Incorporation or the Company Bylaws, except for any de minimis violations related to the failure to give timely notices or other similar immaterial violations.

(b) Company Subsidiaries.  Part 3.1 of the Company Disclosure Schedule lists all Subsidiaries of Company (each, a “Company Subsidiary”) and indicates as to each the type of entity and its jurisdiction of organization.  Company owns, directly or indirectly through one or more Company Subsidiaries, all of the issued and outstanding capital stock of each Company Subsidiary and there are no options, warrants, calls, rights, securities or agreements of any character by which Company or any Company Subsidiary is bound, obligating Company or any Company Subsidiary to issue, deliver, sell, repurchase or redeem or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of any Company Subsidiary.  Each Company Subsidiary is a corporation or other Entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, with full corporate power or other Entity authority to own its properties and to carry on its business as now being conducted and is duly authorized and qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would reasonably be expected to have a Material Adverse Effect on such Company Subsidiary.  Company has made available to Parent a true and correct copy of the Certificate of Incorporation and the Bylaws or other organizational documents, as applicable, of each Company Subsidiary, each as amended to date (collectively, the “Subsidiary Organizational Documents”).  No Company Subsidiary is in violation of any of the provisions of its Subsidiary Organizational Documents.  At the Effective Time, Company will own all of the issued and outstanding capital stock of VHS and there will be no options, warrants, calls, rights, securities or agreements of any character by which Company or VHS is bound, obligating Company or VHS to issue, deliver, sell, repurchase or redeem or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of VHS.

(c) Company Investments.  Other than the Company Subsidiaries, Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Entity.

3.2 Capital Structure.

(a) The authorized capital stock of Company consists of 70,000,000 shares of Company Common Stock, of which there were issued and outstanding as of the close of business on the date hereof, 25,930,866 shares, and 24,100,000 shares of Company Preferred Stock, of which there were designated 19,700,000 shares of Series F Preferred Stock and 4,400,000 shares of Series G Preferred Stock on the date hereof.  As of the date hereof, there were issued and outstanding 19,654,233 shares of Series F Preferred Stock, convertible into 19,654,233 shares of Company Common Stock, and 4,400,000 shares of Series G Preferred Stock, convertible into 4,400,000 shares of Company Common Stock.  All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Liens other than Permitted Liens, and are not subject to preemptive rights or rights of first refusal created by statute, the Company Articles of Incorporation or the Company Bylaws or any agreement to which Company is a party or by which it is bound.  As of the date hereof, there were 16,363,000 shares of Company Common Stock reserved for issuance under Company’s 2009 Stock Option Plan and Company’s 1999 Stock Option Plan (together, the “Company Option Plans”), of which 13,338,937 shares were subject to outstanding options and 3,024,063 shares were reserved for future option grants.  As of the date hereof, there were no outstanding Company Warrants.  Company has made available to Parent true and complete copies of each form of agreement or stock option plan evidencing outstanding Company Options.  Except for the rights created pursuant to this Agreement and the rights disclosed in the preceding three sentences, there are no other options, warrants, calls, rights, securities or agreements of any character to which Company is a party or by which it is bound, obligating Company to issue, deliver, sell, repurchase or redeem or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock or obligating Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, security or agreement.  All shares of Company Common Stock issuable upon conversion of the Company Preferred Stock or upon exercise of Company Options, will be, when issued pursuant to the respective terms of such Preferred Stock or Company Options, duly authorized, validly issued, fully paid and nonassessable.  All shares of outstanding Company Capital Stock and rights to acquire Company Capital Stock were issued in compliance with all applicable federal and state securities Laws.

(b) There are no contracts or agreements relating to voting, purchase or sale of Company Capital Stock (i) between or among Company and any of its shareholders, and (ii) to Company’s knowledge, between or among any of Company’s shareholders.

3.3 Authority; Enforceability; No Conflicts.

(a) Authority.  Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company.  The affirmative vote of the holders of (a) a majority of the shares of Company Common Stock, (b) 60% of the shares of the Series F Preferred Stock and (c) a majority of the shares of the Series G Preferred Stock, voting as separate classes, outstanding on the record date for the Company Shareholders Meeting is the only vote of the holders of any of Company’s Capital Stock necessary under Pennsylvania Law and the Company Articles of Incorporation and Company Bylaws to approve this Agreement and the transactions contemplated hereby.

(b) Enforceability.  This Agreement has been duly executed and delivered by Company and constitutes the valid and binding obligation of Company enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity.

(c) No Conflicts.  The execution and delivery of this Agreement by Company does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Company Articles of Incorporation or the Company Bylaws or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any of its Subsidiaries or any of their respective properties or assets, except, in the case of this clause (ii), for any such conflict, violation, default or right of termination, cancellation or acceleration that would not reasonably be expected to have a Material Adverse Effect on Company.  No consent, approval, clearance, order, waiver, authorization, action or non-action of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (“Governmental Entity”) or any other Person is required by or with respect to Company or its Subsidiaries in connection with the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby, except for (i) the filing of the Articles of Merger as provided in Section 2.2; (ii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Company and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement; and (iii) such filings as may be required under the HSR Act and any applicable foreign Antitrust Laws or regulations in connection with the Merger.

3.4 Financial Statements.  Company has made available to Parent its audited financial statements (including its balance sheet, statement of operations and statement of cash flows) on a consolidated basis for the fiscal year ended December 31, 2009, and its unaudited financial statements (including its balance sheet, statement of operations and statement of cash flows) on a consolidated basis as at and for the eleven-month period ended November 30, 2010.  Except as otherwise set forth therein, the Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented.  The Company Financial Statements were prepared from, and are consistent with, the accounting records of Company and fairly present in all material respects the consolidated financial condition, operating results and cash flow of Company in accordance with GAAP as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of the unaudited Company Financial Statements.

3.5 Absence of Certain Changes.  Since November 30, 2010 (the “Company Balance Sheet Date”), except for the transactions contemplated by this Agreement, Company has conducted its business in the Ordinary Course of Business and there has not occurred: (a) to the knowledge of Company, any change, event or condition (whether or not covered by insurance) that has resulted in a Material Adverse Effect on Company; (b) any acquisition, sale or transfer of any material asset of Company other than in the Ordinary Course of Business; (c) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Company or any revaluation by Company of any of its assets, other than as required by GAAP; (d) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Company, or any direct or indirect redemption, purchase or other acquisition by Company of any Company Capital Stock; (e) any amendment or change to the Company Articles of Incorporation or the Company Bylaws; (f) any increase in or modification of the compensation or benefits payable, or to become payable, by Company to any of its directors or employees, other than in the Ordinary Course of Business; (g) any amendment of any term of any outstanding security of Company; (h) any incurrence, assumption or guarantee by Company of any indebtedness for borrowed money other than pursuant to credit facility agreements existing as of the date hereof, true and correct copies of which have been made available to Parent; (i) any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment other than those (1) incurred in the Ordinary Course of Business or (2) that are individually in excess of $250,000; (j) except for capital expenditures and commitments referred to in paragraph (i) above and sales, licenses or deployments of inventory or Intellectual Property in the Ordinary Course of Business, any (i) acquisition, lease, license or other purchase of, or (ii) disposition, assignment, transfer, license or other sale of, any tangible assets or property or material Intellectual Property in one or more transactions, or any commitment in respect thereof, that, individually or in the aggregate, involved or involve payments of $250,000 or more; (k) a cancellation or compromise of any debt or claim or waiver or release of any right of Company in excess of $250,000; (l) a grant of credit to any customer, distributor or supplier of Company on terms or in amounts materially more favorable than had been extended to such customer, distributor or supplier (or a comparable customer, distributor or supplier) in the past, other than any grant in the Ordinary Course of Business; (m) any settlement or compromise of any pending or threatened claim, suit, action, proceeding, investigation or arbitration with a value or potential value in excess of $250,000; (n) any delay or postponement by Company in the payment of accounts payable and other liabilities outside the Ordinary Course of Business; or (o) any agreement by Company to do any of the things described in the preceding clauses (a) through (n) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).  At the Effective Time, there will be no declared but unpaid dividends on shares of Company’s Capital Stock.

3.6 Absence of Undisclosed Liabilities.  To Company’s knowledge, Company has no material obligations or liabilities of the nature required to be reflected on a balance sheet prepared in accordance with GAAP or required to be disclosed in the notes to the financial statements (matured or unmatured, fixed or contingent) other than (a) those set forth or adequately provided for in the balance sheet of Company on a consolidated basis as of the Company Balance Sheet Date (the “Company Balance Sheet”), (b) those incurred in the Ordinary Course of Business since the Company Balance Sheet date and (c) those incurred in connection with the execution of this Agreement.

3.7 Litigation.  There is no private or governmental action, suit, proceeding, claim, arbitration, audit or investigation pending before any Governmental Entity, or, to the knowledge of Company, threatened against Company or any of its Subsidiaries or any of their properties or any of their officers or directors (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company.  There is no injunction, judgment, decree, order or regulatory restriction imposed upon Company or any of Subsidiaries or any of their assets or business, or, to the knowledge of Company, any of their directors or officers (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Material Adverse Effect on Company.  Part 3.7 of the Company Disclosure Schedule lists all material actions, suits, proceedings, claims, arbitrations, audits and investigations pending before any agency, court or tribunal that involve Company or any of its Subsidiaries as of the date of this Agreement.

3.8 Restrictions on Business Activities.  There is no agreement, judgment, injunction, order or decree binding upon Company that has or reasonably would be expected to have the effect of prohibiting or materially impairing any business practice of Company, any acquisition of property by Company or the conduct of business by Company as currently conducted.

3.9 Governmental Authorization; Compliance with Laws.  Company has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity that is required for the operation of Company’s business (the “Company Authorizations”), and all of such Company Authorizations are in full force and effect, except where the failure to obtain or have any of such Company Authorizations or where the failure of such Company Authorizations to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on Company.  Company is not and has not been in material violation of or default under, and no condition exists that with notice or the lapse of time or both would constitute a material violation of or default under such Company Authorizations.  No proceeding is pending or, to the knowledge of Company, threatened to revoke or limit any such Company Authorizations.  Company has complied with, is not in violation of, and has not received any written notices of violation with respect to, any federal, state, local or foreign Law with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not be reasonably expected to have a Material Adverse Effect on Company.

3.10 Title to Property.

(a) Company has good and valid title to all of its material tangible property and assets reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the Ordinary Course of Business), free and clear of all Liens other than Permitted Liens.  Company’s tangible assets and property constitute all of the material tangible assets and property necessary to conduct Company’s operations and business as currently conducted by Company.

(b) Company owns no real property.

(c) Part 3.10(c) of the Company Disclosure Schedule lists all real estate leased by Company or any Subsidiary as a lessee, sub-lessee, or assignee (the “Leased Real Property”).  Company has valid leasehold interest in all Leased Real Property, free and clear of all Liens other than Permitted Liens.  To Company’s knowledge, the plants, property and equipment of Company that are used in the operations of its business are in good operating condition and repair, except where the failure to be in good operating condition or repair would not have a Material Adverse Effect.  All leases to which Company is a party are in full force and effect and are valid, binding and enforceable with respect to Company and, to Company’s knowledge, are valid, binding and enforceable and in full force and effect with respect to each other party thereto, in either case except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to creditors’ rights generally and general principles of equity (regardless of whether asserted in a proceeding in equity or at law).  Company has made available to Parent true and correct copies of all leases with respect to any Leased Real Property.

3.11 Intellectual Property.

(a) As used herein “Intellectual Property” means all (i) patents, patent applications (pending or abandoned) and patent disclosures; (ii) trademarks, service marks and registrations and applications for registration thereof; (iii) trade dress, trade names and corporate names (in each case, whether registered or unregistered) and registrations and applications for registration thereof together, to the extent applicable, with all of the goodwill associated therewith; (iv) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof; (v) computer software, data, data bases and documentation thereof; (vi) trade secrets and other confidential information (including, without limitation, ideas, formulae, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists); (vii) Uniform Resource Locators (a.k.a. “URLs” or “domain names”); and (viii) all goodwill associated with the foregoing.

(b) Company owns and has good title to or is licensed under an agreement or otherwise possesses legally enforceable rights to use all Company Intellectual Property, free and clear of any Liens, other than Permitted Liens.  Company has secured valid written agreements from all current and former employees and independent contractors involved in development and modifications of any Company Products or owned Company Intellectual Property that assign to Company all Intellectual Property arising from services performed for Company by such persons, other than de minimis exceptions that do not adversely impact Company’s ownership of Company Intellectual Property.

(c) Part 3.11(c) of the Company Disclosure Schedule contains a list of all material Company Intellectual Property included in clauses (i) through (iv) of the definition of Intellectual Property that Company or any Company Subsidiary owns that is registered with a Governmental Entity or other appropriate Entity, or with respect to which Company or any of its Subsidiaries has filed an application for such a registration, except for any Company Intellectual Property that has been abandoned or has expired.

(d) To Company’s knowledge (i) neither Company nor any of its Subsidiaries is violating any Intellectual Property of any third party and (ii) no third party is infringing on any Company Intellectual Property owned by Company or a Subsidiary.  Since January 1, 2005, neither Company nor any of its Subsidiaries has received any written notice from any third party claiming any violation or infringement by Company or a Subsidiary of any Third Party Intellectual Property rights.

(e) Company has made available to Parent true and correct copies of all Material Contracts pursuant to which Company has an obligation to indemnify any other third party against any charge of infringement of any Intellectual Property.  Company has not entered into any material agreement to indemnify any other third party against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in standard sales agreements to end users, agreements with channel partners and other agreements arising in the Ordinary Course of Business.  There are no royalties, fees or other payments payable by Company to any third party in excess of $100,000 in any twelve-month period by reason of the ownership, use, sale or disposition of Intellectual Property (excluding for this purpose any royalties, fees or other payments payable by Company in respect of any “off-the-shelf” or “shrink-wrap” products).

(f) To Company’s knowledge, all Company Products conform in all material respects with any published or disclosed specification, representation or statement provided with respect thereto by Company.  To Company’s knowledge, Company has documented all material bugs, errors and defects in all Company Products and such documentation is retained and available internally at Company.

(g) To Company’s knowledge, no Open Source Software forms a part of any Company Product or Company Service and no Open Source Software was or is used in connection with the development of any Company Product or Company Service or is incorporated into, in whole or in part, or has been distributed with, in whole or in part, any Company Product or Company Service.  As used in this paragraph, “Open Source Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software (as defined by the Free Software Foundation), open source software (software distributed under any license approved by the Open Source Initiative) or similar licensing or distribution models and requires a distribution of source code to licensees, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; or (viii) the Apache License.  Any Open Source Software used by Company in a Company Product or in the business of Company is used in compliance in all material respects with the requirements of the applicable license and Company has documented such compliance to the extent required by such license.

(h) To Company’s knowledge, there are no actions that must be taken by Company within 90 days of the date hereof that, if not taken, will result in the material loss of any registered patents, registered trademarks or applications for registration therefor included in the Company Intellectual Property owned by Company, including the payment of any registration, maintenance or renewal fees or the filing of any responses to the U.S. Patent and Trademark Office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any such Company Intellectual Property.  After the Closing Date, all Company Intellectual Property owned by Company will be freely transferable, alienable or licensable by Parent without restriction and without payment of any kind to any third party.

3.12 Privacy Policies; Web Site Terms and Conditions.

(a) Privacy Statements and Terms and Conditions.  Company maintains a Company Privacy Statement and a Company Terms and Conditions in a form that is accessible to Individuals on each Company Site.  The Company Privacy Statements are accurate and consistent in all material respects with Company’s actual practices with respect to the collection, retention, use and disclosure of Individuals’ personal information.

(b) Compliance.  Company (i) complies in all material respects with the Company Privacy Statements as applicable to any given set of personal information collected by Company from Individuals and (ii) complies in all material respects with all applicable privacy Laws regarding the collection retention, use and disclosure of personal information.  Company does not knowingly collect information from or target children under the age of thirteen.

3.13 Environmental Matters.

(a) Environmental Laws.  Company and each Company Subsidiary is, and at all times has been, in compliance in all material respects with, and has not been and is not in material violation of or subject to any material liability under, any applicable Environmental Law.  Since January 1, 2008, neither Company nor any Company Subsidiary has received any actual or threatened written order, notice, or other communication from (i) any Governmental Entity or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any Facilities, of any actual or potential material violation of or failure to comply with any Environmental Law, or of any actual or threatened material obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which Company or any Company Subsidiary has or has had an interest, or with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by Company or any Company Subsidiary or any other Person for whose conduct they are or may be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(b) Data Removal and Destruction.  Company and each Company Subsidiary has complied in all material respects with all applicable Laws concerning the maintenance, protection, processing, removal and destruction of any form of confidential or protected information and information-containing mediums, including but not limited to paper, microfilm, microfiche, ID badges, devices, computers, computer hard drives, magnetic or digital tapes, disks or cartridges (collectively, “Confidential Data”) in which Company or any Company Subsidiary has any interest to maintain, protect, process, remove or destroy.  Since January 1, 2008, neither Company nor any Company Subsidiary has received any written notice from any Person alleging any material non-compliance with any Law concerning the maintenance, protection, processing, removal or destruction of any Confidential Data.

3.14 Taxes.

(a) For purposes of this Agreement, the following terms have the following meanings: “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever in the nature of Taxes, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (a “Tax authority”); or (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period.  “Tax Return” means any return, statement, report or form (including, without limitation estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns) required to be filed with respect to Taxes.

(b) Company and each of its Subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which Company or any of its Subsidiaries is or has been a member, has properly completed and timely filed all Tax Returns required to be filed by each and has paid all Taxes shown thereon to be due.  All unpaid Taxes of Company for periods through the Company Balance Sheet Date are reflected in the Company Balance Sheet.  Company has no liability for unpaid Taxes accruing after the Company Balance Sheet Date, other than Taxes arising in the ordinary course of its business subsequent to the Company Balance Sheet Date.

(c) There is (i) no claim for Taxes that is a Lien against the property of Company or is being asserted against Company other than Liens for Taxes not yet due and payable; (ii) no audit of any Tax Return of Company that is being conducted by a Tax authority; (iii) no extension of the statute of limitations on the assessment of any Taxes that has been granted by Company and that is currently in effect; and (iv) no agreement, contract or arrangement to which Company is a party that would result in the payment of any amount that would not be deductible by reason of Sections 280G, 162 or 404 of the Code.  Company has not been required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.  Company has not filed any consent to have the provisions of paragraph 341(f)(2) of the Code (or comparable provisions of any state Tax Laws) apply to Company.

(d) There are no Tax sharing or Tax allocation agreements to which Company is a party or to which it is bound.  Company has not filed any disclosures under Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.  Company has never been a member of a consolidated, combined or unitary group of which Company was not the ultimate parent corporation.  Company has in its possession receipts for any income Taxes paid to foreign Tax authorities.

(e) Company has not been either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(f) Company has withheld (and paid over to the appropriate governmental authorities) with respect to either its employees or any third party all Taxes required to be withheld, including, but not limited to, FICA and FUTA.

(g) Company has never been a United States real property holding corporation within the meaning of Section 897 of the Code.

3.15 Employee Benefit Plans.

(a) Benefit Plans.  Part 3.15(a) of the Company Disclosure Schedule lists, with respect to Company, any Subsidiary of Company and any trade or business (whether or not incorporated) which is treated as a single employer with Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including similar programs outside the U.S.); (ii) each loan to a non-officer employee in excess of $50,000 and each loan to an officer or director, and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements; (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements; and (iv) other fringe or employee benefit plans, programs or arrangements (together, the “Company Employee Plans”).  Part 3.15(a) of the Company Disclosure Schedule also lists all outstanding employment or executive compensation, change in control or severance agreements, written or otherwise, as to which unsatisfied obligations of Company remain for the benefit of, or relating to, any present or former employee, consultant or director of Company (excluding for this purpose agreements related to statutory employment benefits with individuals employed by a foreign Company Subsidiary).

(b) Documents.  Company has made available to Parent a copy of each of the Company Employee Plans and related material plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, made available copies of the Form 5500 reports filed for the last three plan years.  Company has also made available to Parent the most recent Internal Revenue Service determination letter issued with respect to each such Company Employee Plan, and, to Company’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any such Company Employee Plan.

(c) Compliance.  (i) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, except as required by applicable law; (ii) there has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Company Employee Plan that would result in liability to Company; (iii) each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all applicable statutes, rules and regulations (including, but not limited to, ERISA and the Code), except as would not have, in the aggregate, a Material Adverse Effect on Company, and Company and each subsidiary or ERISA Affiliate have performed in all material respects all obligations required to be performed by them under, are not in default in any material respect under or violation of, and have no knowledge of any material default or violation by any other party to, any of the Company Employee Plans; (iv) all material contributions required to be made by Company or any subsidiary or ERISA Affiliate to any Company Employee Plan have been made on or before their due dates; and (v) no Company Employee Plan is covered by, and neither Company nor any subsidiary or ERISA Affiliate has incurred any liability under Title IV of ERISA or Section 412 of the Code.  With respect to each Company Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Company has prepared in good faith and timely filed all requisite governmental reports (which were true and correct in all material respects as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan, except where the failure to do so would not have a Material Adverse Effect.

3.16 Certain Agreements Affected by the Merger.  Other than the Sale Bonuses, the VHS Payments, and payments pursuant to Subsection 2.6(e) in respect of In-the-Money Options, neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will (a) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Company, (b) materially increase any benefits otherwise payable by Company to any director or employee, or (c) result in the acceleration of the time of payment or vesting of any such benefits.

3.17 Employee Matters.

(a) Employee Matters.  Part 3.17 of the Company Disclosure Schedule contains a true, complete and accurate list (and, as indicated below, description) of (i) the names and titles of all full-time, part-time, temporary or casual employees employed by Company whose annual base salary for 2010 exceeded $125,000 (collectively, “Employees”), together with their status and location of employment and their annual base salary and target bonus for 2010; (ii) the names of all individual consultants and individual independent contractors engaged by Company who received payments from Company in 2010 in excess of $125,000 (the “Consultants”); and (iii) a list of all written employment, consulting or service contracts between Company and the Employees and Consultants or other agreements for employment for any specified period of time or that provide for any severance payment or benefits upon separation of employment (excluding for this purpose agreements solely related to statutory employment benefits with individuals employed by a foreign Company Subsidiary) (collectively, “Employee Matters”).  Company has made available to Parent a copy of all employee handbooks and personnel policies or procedures manuals currently in effect that govern the terms and conditions or privileges of employment of all employees employed by Company.

(b) Documents.  Company has made available to Parent correct and complete copies of all material documents relating to the Employee Matters.

(c) Compliance with Laws.  Company is in compliance with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours, leaves, classification of workers as employees and independent contractors, and occupational safety and health and employment practices, and is not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in such unfair labor practices would not have a Material Adverse Effect on Company.  There are no pending claims, or, to Company’s knowledge, threatened against Company for any amounts under any workers compensation plan or policy or for long-term disability.  To the knowledge of Company, there are no controversies pending or threatened between Company, on the one hand, and any of its Employees or Consultants, on the other hand, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration, audit or investigation before any agency, court or tribunal, foreign or domestic that would reasonably be expected to have a Material Adverse Effect on Company.

(d) No Labor Matters.  Company is not a party to any collective bargaining agreement or other labor union contract nor does Company know of any activities or proceedings of any labor union to organize any employees of Company.  No labor dispute, walk out, strike, slowdown, hand billing, picketing, work stoppage (sympathetic or otherwise), or other “concerted action” involving the employees of Company has occurred, is in progress or has been, to the knowledge of Company, threatened.

(e) No Layoffs.  Since January 1, 2007, Company has not taken any action that would constitute a “mass layoff,” “mass termination” or “plant closing” within the meaning of WARN or that would otherwise trigger notice requirements or liability under any federal, local, state or foreign plant closing notice or collective dismissal law.

(f) No Violation of Agreements.  To Company’s knowledge, no employees of Company are in violation in any material respect of any term of any employment contract, confidentiality agreement, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Company because of the nature of the business conducted or presently proposed to be conducted by Company or to the use of trade secrets or proprietary information of others.  No Employee has given written notice to Company, nor is Company otherwise actually aware, that any such Employee intends to terminate his or her employment with Company.

3.18 Product or Service Liability.  Since January 1, 2008, there has been no material claim, suit, action, proceeding or investigation by or before any Governmental Entity pending or, to Company’s knowledge, threatened against or involving Company relating to (a) any products of or services performed by Company and alleged to have been defective or improperly rendered or not in compliance with contractual requirements, or (b) any products or software delivered or sold by Company that are defective or not in compliance with contractual requirements, excluding routine complaints that have been or will be resolved in the Ordinary Course of Business.

3.19 Product Warranty.  Each Company Product is in conformity in all material respects with all applicable contractual commitments and all express warranties, and Company has no material liability for replacement or repair thereof or other damages in connection therewith, except for claims arising in the normal course of business, which in the aggregate, would not reasonably cause a Material Adverse Effect on Company.

3.20 Customers and Suppliers.  No customer that individually accounted for more than 5% of Company’s gross revenues during the twelve-month period ended December 31, 2010 (a “Material Customer”) and no supplier that individually accounted for more than 5% of Company’s purchases during such period (a “Material Supplier”) has cancelled or otherwise terminated, or, to Company’s knowledge, threatened in writing to cancel or otherwise terminate its relationship with Company, and no Material Customer or Material Supplier has notified Company in writing that it intends to cancel or otherwise terminate its relationship with Company.  Company has not knowingly engaged in any fraudulent conduct with respect to any customer or supplier of Company.

3.21 Material Contracts.

(a) All of Company’s Material Contracts are listed in Part 3.21 of the Company Disclosure Schedule.  With respect to each Material Contract: (i) the Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to Company, and, to Company’s knowledge, is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto, in either case subject to the effect of bankruptcy, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and except as the availability of equitable remedies may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at law); and (ii) neither Company nor, to Company’s knowledge, any other party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default by Company or, to Company’s knowledge, by any such other party, or permit termination, modification or acceleration, under such Material Contract, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.  Company is not a party to any oral contract or agreement that would otherwise constitute a “Material Contract.”  Company has made available to Parent true and correct copies of all Material Contracts.

(b) “Material Contract” means any contract or agreement to which Company is a party (i) with expected receipts or expenditures in any twelve-month period in excess of $1,000,000 in the case of distributors, dealers and resellers, and $250,000 in all other cases; (ii) with respect to material Company Intellectual Property; (iii) that is material to Company and that requires Company to indemnify any Person, other than indemnification provisions contained in standard sales agreements to end users, standard agreements with channel partners and other standard agreements arising in the Ordinary Course of Business; (iv) granting any exclusive rights to any party (including any right of first refusal or right of first negotiation); (v) evidencing indebtedness for borrowed or loaned money of $250,000 or more, including guarantees of such indebtedness; (vi) involving any partnership, joint venture or limited liability company agreement or concerning any equity or partnership interest in another Person; (vii) relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise); and (viii) that would reasonably be expected to have a Material Adverse Effect on Company if breached by Company.

3.22 Interested Party Transactions.  Company is not indebted to any director or officer of Company (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Company, and no director or officer or any of its respective Affiliates is a party to any Material Contract with, or has any claim or right against, Company or any of its Subsidiaries.

3.23 Insurance.  Company has made available to Parent true and correct copies of all material policies of insurance and bonds applicable to Company and any of its business, assets or properties.  There is no claim pending under any of such policies or bonds as to which Company has received written notice that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such policies and bonds have been paid and Company is otherwise in compliance in all material respects with the terms of such policies and bonds.  Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

3.24 International Trade Matters.  Company is, and at all times has been, in compliance in all material respects with, and has not been and is not in material violation of, any International Trade Law, including but not limited to, all Laws related to the import and export of commodities, software, and technology from and into the United States and the payment of required duties and tariffs in connection with same.  “International Trade Law” shall mean U.S. statutes, laws and regulations applicable to international transactions, including, but not limited to, the Export Administration Act, the Export Administration Regulations, the FCPA, the Arms Export Control Act, the International Traffic in Arms Regulations, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the U.S. Customs laws and regulations, the Foreign Asset Control Regulations, and any regulations or orders issued thereunder.

3.25 Absence of Unlawful Payments.  To Company’s knowledge, none of (a) Company, (b) any shareholder, director or officer of Company on behalf of Company, nor (c)any employee, agent or other Person acting on behalf of Company: (i) has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment; made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful funds; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or violated any provision of the FCPA; or (iii) has accepted or received any unlawful contributions, payments, gifts or expenditures.

3.26 Brokers’ and Finders’ Fees.  Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent represents and warrants to Company that the statements contained in this Article 4 are true and correct, except as disclosed in the Parent SEC Documents or in that section of the document of even date herewith delivered by Parent to Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) corresponding to the Section or Subsection of this Agreement to which any of the following representations and warranties specifically relate.

4.1 Organization, Standing and Power.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Each of Parent and Merger Sub has the power to own its properties and to carry on its business as now being conducted and as presently proposed to be conducted and is duly authorized and qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Parent or Merger Sub, as applicable.  Parent has delivered to Company a true and correct copy of the Certificate of Incorporation (the “Parent Certificate of Incorporation”), and the Bylaws (the “Parent Bylaws”), or other charter documents, as applicable, of Parent and Merger Sub, each as amended to date.  Neither Parent nor Merger Sub is in violation of any of the provisions of its respective charter or bylaws or equivalent organization documents.

4.2 Authority.  Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub.  This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the valid and binding obligations of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity.  The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Parent Certificate of Incorporation or the Parent Bylaws or the equivalent organizational documents of Merger Sub, or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree or Law applicable to Parent or Merger Sub or their properties or assets.  No consent, approval, clearance, order, authorization, waiver, action, or non-action of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for (i) the filing of the Articles of Merger as provided in Section 2.2; (ii) the filing of a Form 8-K with the SEC within four Business Days after the date hereof; (iii) the filing of a Form 8-K with the SEC within four Business Days after the Closing Date; (iv) such filings, if any, as may be required under the HSR Act and any applicable foreign Antitrust Laws or regulations in connection with the Merger; and (v) such other consents, authorizations, filings, approvals and registrations that, if not obtained or made, would not have a Material Adverse Effect on Parent and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

4.3 Financial Ability.  Parent has the financial capability to consummate the transactions contemplated by this Agreement, and Parent and Merger Sub understand that under the terms of this Agreement their obligations hereunder are not in any way contingent or otherwise subject to (i) the consummation of any financing arrangements or Parent’s or Merger Sub’s obtaining any financing or (ii) the availability of any financing to Parent or Merger Sub.

4.4 Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

4.5 No Other Agreements.  Except for the agreements expressly contemplated hereby, neither of Parent or Merger Sub or any of their Affiliates has any other agreements, arrangements or understandings with any director, officer, employee, consultant, member, stockholder or Affiliate of Company or any Subsidiary in respect of the transactions contemplated hereby or otherwise.

4.6 Brokers’ and Finders’ Fees.  Except for fees and commissions payable to Goldman, Sachs & Co., neither Parent nor Merger Sub has incurred, nor will either incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

4.7 No Other Representations.  Parent and Merger Sub acknowledge and agree that, in entering into this Agreement, neither has relied and neither is relying on any representations, warranties, or other statements whatsoever, whether written or oral, by Company, any Affiliate of the Company or any other Person acting on behalf of the Company or such Affiliate, other than those expressly set forth in Article 3 of this Agreement, and that neither Parent nor Merger Sub nor any other Parent Indemnified Party will have any right or remedy arising out of any representation, warranty or statement not set forth in this Agreement or in any certificate delivered by Company hereunder.  Without limiting the generality of the foregoing, each of Parent and Merger Sub agrees that no representation or warranty, express or implied, is made with respect to any financial projections or budgets.

ARTICLE 5

CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1 Conduct of Business of Company.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Company agrees (except to the extent expressly contemplated by this Agreement or as required by Law, as disclosed on Part 5.1 of the Company Disclosure Schedule or as consented to in writing by Parent, which consent will not be unreasonably withheld, delayed or conditioned): (a) to carry on its business in the ordinary course in substantially the same manner as heretofore conducted; (b) to pay and to cause its Subsidiaries to pay debts and Taxes when due, subject to good faith disputes over such debts or Taxes, in a manner consistent with past practice; (c) to pay or perform other material obligations when due, in a manner consistent with past practice; (d) to use all reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and key employees and to preserve its relationships with its Material Customers and Material Suppliers and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired in all material respects at the Effective Time; (e) use all reasonable efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted; and (f) maintain in effect and, when necessary, renew the insurance policies of Company.  Company agrees promptly to notify Parent of (i) any material event or occurrence not in the ordinary course of its business that would reasonably be expected to have a Material Adverse Effect on Company, and (ii) any change in its capitalization as set forth in Section 3.2.  If requested by the Parent because it appears likely the Closing will occur after March 24, 2011, Company will commence an audit of its consolidated financial statements for the fiscal year ended December 31, 2008, which audit shall be undertaken at Parent’s expense.

5.2 Restrictions on Conduct of Business.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, required by Law or disclosed on Part 5.2 of the Company Disclosure Schedule, Company shall not do, cause or permit any of the following, without the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned):

(a) Charter Documents.  Cause or permit any amendments to the Company Articles of Incorporation or Company Bylaws;

(b) Dividends; Changes in Capital Stock.  Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock, or split, combine or reclassify any Company Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, or repurchase or otherwise acquire, directly or indirectly, any shares of Company Capital Stock, except for repurchases or issuances of securities pursuant to agreements existing on the date hereof and made available to Parent;

(c) Agreements.  Enter into, terminate (or fail to renew) or amend, in a manner that will adversely affect the business of Company, (i) any agreement involving the obligation to pay or the right to receive $250,000 or more in any twelve-month period, (ii) any material agreement relating to the license, transfer or other disposition or acquisition of Intellectual Property rights or rights to market or sell Company Products or (iii) any other agreement material to the business or prospects of Company or that is or would be a Material Contract, in each case other than in the Ordinary Course of Business;

(d) Issuance of Securities.  Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares of Company Capital Stock or other convertible securities, other than the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or other rights therefor outstanding as of the date of this Agreement;

(e) Intellectual Property.  (i) Transfer or license to any Person any rights to any material Company Intellectual Property other than the license of non-exclusive rights to Company Intellectual Property in the Ordinary Course of Business, (ii) place any material Company Intellectual Property into a source-code escrow, or (iii) grant any source-code license with respect to Company Intellectual Property, in each case other than in the Ordinary Course of Business;

(f) Exclusive Rights.  Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any Company Products, other than in the Ordinary Course of Business;

(g) Dispositions.  Sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, except in the Ordinary Course of Business;

(h) Indebtedness.  Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, other than in the Ordinary Course of Business;

(i) Operating Leases.  Enter into any operating lease in excess of $250,000, other than in the Ordinary Course of Business;

(j) Payment of Obligations.  Pay, discharge or satisfy in an amount in excess of $250,000 in any one case, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the Ordinary Course of Business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements or the payment of Transaction Expenses;

(k) Capital Expenditures.  Make any capital expenditures, capital additions or capital improvements other than (i) those incurred in the Ordinary Course of Business that are, in the aggregate, not in excess of $500,000 or (ii) that are individually in excess of $250,000;

(l) Insurance.  Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

(m) Termination or Waiver.  Terminate or waive any right of substantial value (including any rights under any confidentiality or non-disclosure agreement);

(n) Employee Benefit Plans; New Hires; Pay Increases.  (i) Enter into, establish, adopt, terminate, withdraw from or materially amend or take any action to accelerate any material rights or benefits under any Company Employee Plan (excluding the Company Option Plans); (ii) hire any new director-level or officer-level employee; (iii) pay or agree to pay any special bonus, special remuneration or special non-cash benefit (except payments and benefits made pursuant to written agreements outstanding on the date hereof or Sale Bonuses or VHS Payments); or (iv) materially increase the benefits, salaries or wage rates of its employees, officers, directors or independent contractors, other than in the Ordinary Course of Business;

(o) Severance Arrangements.  Grant or pay any severance, termination pay or payments or benefits payable as a result of the Merger (i) to independent contractor, (ii) to any director or officer, or (iii) to any other employee except payments made pursuant to written agreements outstanding on the date hereof (copies of which have been made available to Parent) or Sale Bonuses or VHS Payments;

(p) Lawsuits.  Commence a lawsuit other than (i) for the routine collection of bills; (ii) in such cases where Company in good faith determines that failure to commence a suit would result in the material impairment of Company’s business, provided that it consults with Parent prior to the filing of such a suit; (iii) for a breach of or claim under this Agreement; or (iv) to clarify its obligations under this Agreement;

(q) Acquisitions.  Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to Company’s and its Subsidiaries’ business, taken as a whole, or acquire or agree to acquire any equity securities of any corporation, partnership, association or business organization;

(r) Taxes.  Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim, action, suit proceeding, investigation or assessment in respect of Taxes or Returns, surrender any right to claim a refund of Taxes, or take any action or fail to take any action that would have a Material Adverse Effect on the Tax liability of Company, except as required by applicable Law;

(s) Revaluation.  Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable, other than in the Ordinary Course of Business;

(t) Accounting Policies.  Make any change to its accounting methods, principles, policies, procedures or practices, except as may be required by GAAP or applicable Law; or

(u) Permitted Activities.  The parties acknowledge and agree that, notwithstanding anything to the contrary contained in this Agreement, Company and its Subsidiaries shall be permitted to (i) repurchase and cancel any outstanding securities of VHS, (ii) receive additional financing from existing Securityholders, (iii) effect financings in connection with VHS customer deployments for no more than 50 locations and (iv) enter into master agreements for the provision of lease financing by third parties to customers of VHS, so long as such master agreements do not obligate Company or any of its Subsidiaries to use third party financing for future VHS customer locations.  In addition, Company shall be permitted to take such actions as are required to ensure that, at the Effective Time, Company will own all of the issued and outstanding capital stock of VHS and there will be no options, warrants, calls, rights, securities or agreements of any character by which Company or VHS is bound, obligating Company or VHS to issue any shares of capital stock of VHS, with the costs associated therewith considered VHS Payments.

5.3 No Solicitation.

(a) No Solicitation.  From and after the date of this Agreement through and including the earlier of the Effective Time or the termination of this Agreement pursuant to Section 8.1, Company will, and will cause its directors, officers, employees, shareholders, independent contractors, agents, advisors and other representatives (collectively, “Representatives”) to, cease any existing discussion or negotiation with any Persons (other than Parent) conducted prior to the date hereof with respect to any proposed, potential or contemplated Acquisition Transaction, and Company shall not, and shall cause its Representatives to refrain from, directly or indirectly, and Company shall not, directly or indirectly through any officer, director, employee, representative or agent of Company or otherwise (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or would reasonably be expected to lead to, a proposal or offer for an Acquisition Transaction, other than the transactions contemplated by this Agreement (any of the foregoing being an “Acquisition Proposal”); (ii) engage or participate in negotiations or discussions concerning, or provide or furnish any non-public information to any Person relating to, any Acquisition Proposal; or (iii) agree to, enter into, accept, approve or recommend any agreement or understanding with respect to any Acquisition Proposal.  Company represents and warrants that it has the legal right to terminate any pending discussions or negotiations relating to an Acquisition Proposal without payment of any fee or other penalty.  “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving (A) any acquisition or purchase from Company by any Person or group of Persons (other than Parent or any of its Affiliates) of 50% or more in interest of the total outstanding voting securities of Company or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or group of Persons (other than Parent or any of its Affiliates) beneficially owning 50% or more in interest of the total outstanding voting securities of Company or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Company pursuant to which the shareholders of Company immediately preceding such transaction hold less than 50% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (B) any sale or lease (other than in the Ordinary Course of Business), or exchange, transfer, license (other than in the Ordinary Course of Business), acquisition or disposition of all or substantially all of the assets of Company; or (C) any liquidation or dissolution of Company.

(b) Notification.  Company shall notify Parent promptly (and no later than three Business Days) after receipt by Company (or its advisors) of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of Company by any Person that causes Company to reasonably believe that such Person is considering making, or has made, an Acquisition Proposal.  Such notice shall be made orally and in writing.  Company shall not be required to disclose the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Access to Information.

(a) Access.  Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all Company’s properties, books, contracts, commitments, records, financial statements, accounting work papers, customers and suppliers and (ii) all other information concerning the business, properties and personnel of Company as Parent may reasonably request.  Any such access shall be at all times managed by and conducted through those representatives of Company identified by Company, and shall be subject to such additional limitations as Company may reasonably require to prevent disclosure of the transactions contemplated hereby, the disruption of Company’s business and/or the disclosure of any confidential or legally privileged information.  Without the prior written consent of Company, none of Parent, Merger Sub or any of their respective Affiliates or representatives shall, directly or indirectly, contact any customer, dealer, distributor, vendor, supplier or service provider of Company or any of its Subsidiaries concerning Company or any of its Subsidiaries or the transactions contemplated by this Agreement.  Promptly following any reasonable request, Company agrees to provide to Parent and its accountants, counsel and other representatives copies of monthly financial statements prepared by Company in the Ordinary Course of Business.

(b) Effect of Knowledge.  No information or knowledge obtained in any investigation pursuant to this Section 6.1 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger or the rights of the parties to indemnification pursuant to Section 9.1.  The waiver of any condition based on the accuracy of any warranty or representation, or on the performance of or compliance with any covenant or agreements, will not affect the right to indemnification or any other remedy based on such warranties, representations, covenants and agreements.

(c) Taxes.  Company shall provide the other party and its accountants, counsel and other representatives reasonable access, during normal business hours during the period prior to the Effective Time, to all of such party’s Tax Returns and other records and workpapers relating to Taxes.

6.2 Confidentiality.  The parties acknowledge that Parent and Company have previously executed a confidentiality agreement dated August 25, 2010 (as modified by the letter of intent between Parent and Company, dated as of November 30, 2010, the “Confidentiality Agreement”), which agreement is hereby incorporated herein by reference, shall be binding upon all of the parties hereto and their respective Affiliates and shall otherwise continue in full force and effect in accordance with its terms.  All information disclosed or delivered by or on behalf of the Company pursuant to this Agreement shall be subject to the Confidentiality Agreement.  If this Agreement is terminated in accordance with Section 8.1 hereof, the provisions under the heading “Non-solicitation of Employees” set forth in the Confidentiality Agreement shall be extended to run until the twelve-month anniversary of the date of termination of this Agreement and the confidentiality obligations set forth in the Confidentiality Agreement shall, subject to the provisions of Section 15 of the Confidentiality Agreement on trade secrets, which shall continue to apply, be extended until the three-year anniversary of the termination date.

6.3 Public Disclosure.  Unless otherwise permitted by this Agreement, Parent and Company shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by Law or by obligations pursuant to any listing agreement with any national securities exchange.  As promptly as practicable after the date of this Agreement, Parent and Company shall issue a press release or other public announcement concerning the transactions contemplated by this Agreement; provided, that the form and content of such press release is reasonably acceptable to the Shareholders’ Agent.  Company and Parent shall work together to develop a mutually acceptable communications plan regarding communications concerning the transactions contemplated by this Agreement and shall keep each other reasonably informed of any such material communications to Company’s customers, vendors and employees following the date of this Agreement.

6.4 Regulatory Approval; Further Assurances.

(a) Filings.  Each party shall use all reasonable efforts to file, as promptly as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Entity.  Without limiting the generality of the foregoing, Company and Parent shall, promptly after the date of this Agreement, prepare and file the notifications required in connection with the Merger, as reasonably determined by Parent, under the HSR Act and any applicable foreign Antitrust Laws.  Company and Parent shall respond as promptly as practicable to any inquiries or requests for additional information received from any Governmental Entity in connection with the Merger under any Antitrust Law.  Each of Company and Parent shall (A) give the other party prompt notice of the commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (B) keep the other party informed as to the status of any such Legal Proceeding and (C) promptly inform the other party of any communication to or from any Governmental Entity regarding the Merger.  Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding relating to the Merger under any Antitrust Law.  In addition, except as may be prohibited by any Governmental Entity or by any Law and except as may be reasonably required by a party to protect such party’s confidential information, in connection with any Legal Proceeding relating to the Merger under any Antitrust Law, each of Company and Parent will permit authorized representatives of the other party to be present at each meeting or conference with a Governmental Entity relating to any such Legal Proceeding and to have access to and be consulted in advance in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such Legal Proceeding.  Parent shall be responsible for the payment of all administrative filing fees required in connection with the filings contemplated by this Subsection 6.4(a).

(b) Other Actions.  Subject to Subsection 6.4(c), prior to the Effective Time, Parent and Company shall act in good faith and use all reasonable efforts to take, or cause to be taken, all actions necessary to effectuate the Merger and make effective the other transactions contemplated by this Agreement.

(c) Limitations.  Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement to (i) dispose or transfer or cause any of its Subsidiaries to dispose of or transfer any material assets, or to commit to cause Company to dispose of any assets, (ii) discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or commit to cause Company to discontinue offering any product or service, (iii) license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any technology, software or other Intellectual Property, or commit to cause Company to license or otherwise make available to any person any technology, software or other Intellectual Property, (iv) hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or commit to cause Company to hold separate any assets or operations, or (v) make or cause any of its Subsidiaries to make any material commitment (to any Governmental Entity) regarding its future operations or the future operations of Company.  The Company shall not do, agree to do, or commit to doing, any of the foregoing without Parent’s prior written consent, other than in the Ordinary Course of Business.

6.5 Consummation of Merger; Further Assurances.

(a) Each of Parent, Merger Sub and Company will take all reasonable actions necessary to comply promptly with all Laws that may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement.

(b) Each of Parent, Merger Sub and Company shall use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement.  Each of Parent, Merger Sub and Company will (i) promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement; (ii) take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement; and (iii) at the reasonable request of another party, execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable to effect completely the consummation of this Agreement and the transactions contemplated hereby.

6.6 Employee Benefit Plans.

(a) Disqualified Individuals.  Company shall set forth on Part 6.6(a) of the Company Disclosure Schedule a list of all persons who Company reasonably believes are, with respect to Company and as of the date of this Agreement, “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder).  Not later than five Business Days prior to the expected Closing Date, Company shall revise Part 6.6(a) of the Company Disclosure Schedule to reflect any additional information that Company reasonably believes would impact the determination of persons who are, with respect to Company and as of the each such date, “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder).

(b) Section 280G Agreement.  Company shall use its reasonable best efforts to obtain, prior to the Closing Date, a properly executed Section 280G Agreement in substantially the form attached hereto as Exhibit G (the “280G Agreement”) from each person reasonably identified by Company or Parent as potentially receiving excess parachute payments, as defined in Section 280G of the Code, in connection with the Merger.

6.7       Notification of Certain Matters.  Each of Company and Parent shall give prompt notice to the other if any of the following occurs after the date of this Agreement and prior to the Effective Time: (a) receipt of any written notice of, or other written communication relating to, a default or event that, with notice or lapse of time or both, constitutes a material default under any Material Contract; (b) receipt of any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (c) receipt of any written notice or other written communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (d) the occurrence or non-occurrence of any fact or event that would reasonably be expected to cause any covenant, condition or agreement hereunder not to be complied with or satisfied in any material respect.

6.8 Directors’ and Officers’ Indemnification and Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (each, a “Proceeding”), in which any Person who is now, or has been at any time prior to the Closing, a manager, director, officer or Affiliate of Company or any of its Subsidiaries (the “Indemnified Persons”) is, or is threatened to be, made a party or witness thereto based in whole or in part on the fact that such Person is or was a manager, director, officer or Affiliate of Company or any of its Subsidiaries, whether in any case asserted or arising before, on or after the Closing, the Surviving Corporation and its Subsidiaries shall, to the fullest extent permitted by law, indemnify and hold harmless such Indemnified Person from and against any and all Damages (including advancement of expenses) incurred in connection with or arising out of such Proceeding.

(b) An Indemnified Person shall notify the Surviving Corporation of the existence of a Proceeding for which such Indemnified Person is entitled to indemnification hereunder as promptly as reasonably practicable after such Indemnified Person learns of such Proceeding; provided that the failure to so notify shall not affect the obligations of the Surviving Corporation and its Subsidiaries under this Section 6.8 except to the extent such failure to notify actually prejudices the Surviving Corporation and its Subsidiaries.  The Indemnified Person and the Surviving Corporation and its Subsidiaries shall cooperate fully with each other in connection with the defense of any Proceeding.  No settlement of a Proceeding may be made by the Surviving Corporation or any of its Subsidiaries without the Indemnified Person’s consent, except for a settlement that requires no more than a monetary payment for which the Indemnified Person is fully indemnified and that does not require the admission of liability.  No settlement of a Proceeding may be made by an Indemnified Person without the consent of the Surviving Corporation, unless such consent is unreasonably withheld, delayed or conditioned.

(c) Parent shall, or shall cause the Surviving Corporation to, maintain Company’s existing directors’ and officers’ liability insurance or purchase a so-called “tail” for such directors’ and officers’ liability insurance, in each case covering Persons who are currently covered by such insurance on terms no less favorable than those in effect on the date hereof for a period of at least three years after the Closing.

(d) The provisions of this Section 6.8 are intended to be for the benefit of, and enforceable by, each Indemnified Person and such Indemnified Person’s estate, heirs and representatives, and nothing herein shall affect any indemnification rights that any Indemnified Person or such Indemnified Person’s estate, heirs and representatives may have under the Company Articles of Incorporation, Company Bylaws, Subsidiary Organizational Documents, any Law, any contract or otherwise.

(e) The obligations of the Surviving Corporation and its Subsidiaries under this Section 6.8 shall continue in full force and effect for a period commencing as of the Effective Time and ending as of the later of (i) the six-year anniversary of the Closing and (ii) the date that all applicable statute of limitation periods have expired for any claim or claims for which an Indemnified Person may be entitled to indemnification under this Section 6.8; provided that all rights to indemnification in respect of any claim for indemnification under this Section 6.8 asserted or made within such period shall continue until the final disposition of such claim.

6.9 Books and Records.  From and after the Closing, Parent will cause the Surviving Corporation to maintain a reasonable records retention policy.  After the Closing, the Shareholders’ Agent and its accountants, lawyers and representatives shall be entitled at all reasonable times to have access to and to make copies of the books and records and other information of the Surviving Corporation and its Subsidiaries for any purpose relating to the Securityholders’ ownership of Company or any of its Subsidiaries prior to the Closing including, without limitation, the preparation of Tax Returns.  In the event of any litigation or threatened litigation between the parties relating to this Agreement or the transactions contemplated hereby, the covenants contained in this Section 6.9 shall not be considered a waiver by any party of any right to assert the attorney-client privilege.

6.10 WARN Matters.  Neither Parent nor the Surviving Corporation will, at any time prior to 90 days after the Closing Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN or any similar termination or reduction in force under any Law.

6.11 Employment Benefits.

(a) For a period of one year following the Closing Date, Parent (in its sole discretion) will either allow those individuals who continue their employment with Company or its Subsidiaries, as applicable, following the Closing Date (the “Continuing Employees”) to join Parent’s employee benefits plans, which plans shall provide such Continuing Employees with levels and types of benefits that are on substantially similar terms as those offered from time to time to Parent’s similarly situated employees, or will continue the Company Benefit Plans in effect as of the Effective Time; provided, however, that no provision in this Agreement shall limit in any way the right of Company or any of its Subsidiaries to terminate the employment of a Continuing Employee.  In addition, Parent has no present intention of decreasing materially the rates of base salary of the Continuing Employees from the rates in effect as of the Closing Date.

(b) To the maximum extent permitted by law, for the purposes of any of the employee benefit and compensation plans, programs, policies and arrangements of Parent (collectively, the “Parent Plans”) for which eligibility or vesting of benefits depends on length of service, and for any benefit for which the amount or level of benefits depends on length of service, Parent shall give (or cause to be given) to each Continuing Employee full credit for past service with Company and/or its Subsidiaries as of and through the Closing Date (“Prior Service”) under the plans, programs, policies and arrangements of Company and its Subsidiaries in effect on the date of this Agreement (collectively, the “Company Plans”).  In addition, to the maximum extent permitted by law, each Continuing Employee (i) shall be given credit for Prior Service for purposes of eligibility to participate, satisfaction of any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations and (ii) shall be eligible to receive under the Parent Plans such periods of vacation leave, sick leave, personal days, holidays and other similar periods of leave as were accrued based upon time in service and available to the employee under the Company Plans immediately prior to the Closing.

6.12 Tax Covenants.

(a) Parent shall file a consolidated federal income Tax Return that includes Company for the taxable period of Company starting with the day next following the Closing Date.  Accordingly, the taxable year of Company will close for federal income Tax purposes at the end of the day on the Closing Date.  No election under Section 338 of the Code (relating to stock purchases treated as asset acquisitions) or under Reg. §1.1502-76(b)(2)(ii) (relating to ratable allocation elections) shall be made.  Company shall not engage in any transactions on the Closing Date outside the Ordinary Course of Business other than the transactions contemplated by this Agreement.  The parties agree that any deductions accrued by Company as of the Closing Date, including, without limitation, with respect to the Sale Bonuses and payments in respect of In-the-Money Company Options, are properly allocable to the portion of the Closing Date prior to the Closing, and accordingly the “next day rule” of Reg. §1.1502-76(b)(1)(ii)(B) is inapplicable.  After the Closing, Company shall not be merged or liquidated, or otherwise engage in a transaction to which Section 381 of the Code applies, prior to payment by Company of the amounts described in Subsections 2.7(c) and 2.8(b)(ii) of this Agreement.

(b) The Company shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and all of its Subsidiaries for Taxable periods ending on or before the Closing Date that have not been filed prior to the Closing Date and for all taxable periods that include but do not end on the Closing Date.  To the extent Company or any of its Subsidiaries incurs a net operating loss or other Tax attribute for the taxable year ended on the Closing Date, Company shall, to the extent permitted by applicable Law in effect as of the date of this Agreement, carry back such net operating loss or other Tax attribute and shall timely claim any refunds for Taxes as a result of such carryback, including through amending Tax Returns.  The Company shall permit the Shareholders’ Agent at least ten days to review and comment on each such Tax Return described in this Subsection 6.12(b) and shall make such revisions to such Tax Returns as are reasonably requested by the Shareholders’ Agent.  All Tax Returns to be prepared by or for the Company pursuant to this Subsection 6.12(b) shall be prepared in a manner consistent with the past practice of the Company, which shall include tax accounting methods, except as otherwise required by Law.

(c) After the Closing, all refunds or other amounts received or receivable by Parent, the Surviving Corporation or any of its Subsidiaries or any of their respective Affiliates in respect of Taxes paid by Company or its Subsidiaries prior to the Closing or in respect of any period or partial period ending on or prior to the Closing shall be paid by Parent, the Surviving Corporation or any Affiliate of Parent to the Shareholders’ Agent for the benefit of the Securityholders to the extent not reflected in the calculation of Closing Working Capital; provided, however, that Parent, the Surviving Corporation or any Affiliate of Parent shall be entitled to deduct from such refund or other amount payable to the Shareholders’ Agent the reasonable out of pocket costs and expenses incurred by Parent, the Surviving Corporation and any Affiliate of Parent to prepare any amendments to previously filed Tax Returns necessary to obtain such refund or other amount payable to the Shareholders’ Agent.  No such amounts shall be used or applied to pay Taxes that may be due in respect of any subsequent period.

(d) Neither Parent, nor the Surviving Corporation nor any Affiliate of Parent shall amend the Tax Returns of Company or any of its Subsidiaries in respect of Taxes paid prior to the Closing or in respect of any period or partial period ending on or prior to the Closing without the prior written consent of the Shareholders’ Agent, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) After the Closing Date, Company shall control the conduct, through counsel of its own choosing, of any audit, claim for refund, litigation or other proceeding involving any asserted Tax liability or refund with respect to Company or any of its Subsidiaries (each a “Proceeding”); provided, however, that (i) the Shareholders’ Agent shall have the right to participate in such Proceeding at its own expense to the extent it relates to Taxable periods or any portion thereof ending on or prior to the Closing Date and (ii) Parent shall not allow Company to settle, compromise and/or concede any portion of such Proceeding that could affect the Tax liability of Company or any of its Subsidiaries for any taxable period or portion thereof ending on or prior to the Closing date without the prior written consent of the Shareholders’ Agent, which consent shall not be unreasonably withheld, conditioned or delayed.  In the event of any conflict between the provisions of this Subsection 6.12(e) and the provisions of Article 9, the provisions of this Subsection 6.12(e) shall control.

(f) Each of the parties to this Agreement shall cooperate, to the extent reasonably requested by another, in connection with the filing of Tax Returns and any audit, claim for refund, litigation, or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon another party’s request), the provision of records and information that are reasonably relevant to any such Tax Return filing, audit, claim for refund, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  In the event of any dispute under this Section 6.12, the dispute mechanism procedure set forth in Subsection 2.10(b) shall govern such dispute mutatis mutandis.

(g) All transfer, documentary, sales, use, real property gains, stamp, registration, and other such Taxes and fees incurred in connection with this Agreement shall be paid when due 50% by the Securityholders (out of the Agent Fund) and 50% by Parent, and Parent will, at its expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, real property gains, stamp, registration, and other Taxes and fees, and, if required by applicable law, the Shareholders’ Agent (to the extent it is so authorized by this Agreement) will join in the execution of any such Tax Returns and other documentation.

6.13 Termination of Agreements.  Prior to or contemporaneously with the Effective Time, Company shall take all action that may be necessary to terminate the agreements listed on Part 6.13 of the Company Disclosure Schedule and cause to be removed any Liens or other encumbrances securing payments under such agreements.

ARTICLE 7

CONDITIONS TO THE MERGER

7.1 Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the conditions set forth in this Section 7.1, any of which may be waived, in writing, by agreement of all the parties hereto:

(a) No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by any Governmental Entity seeking any of the foregoing be pending or threatened in writing; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, that makes the consummation of the Merger illegal.  In the event an injunction or other order shall have been issued, each party agrees to use its reasonable best efforts to have such injunction or other order lifted.

(b) Governmental Approvals.  All waiting periods under the Antitrust Laws set forth on Part 7.1(b) of the Company Disclosure Schedule shall have expired or been terminated and all consents, waivers, approvals, authorizations, clearances, actions, and non-actions required from a Governmental Entity under such Antitrust Laws shall have been obtained.  Parent, Company and Merger Sub shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the transactions contemplated hereby as set forth on Part 7.1(b) of the Company Disclosure Schedule.

(c) Shareholder Approval.  This Agreement shall have been duly adopted, and the Merger shall have been duly approved, by the vote of the holders of all Company Capital Stock necessary under Pennsylvania Law and the Company Articles of Incorporation and Company Bylaws to approve this Agreement and the transactions contemplated hereby.

7.2 Additional Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the conditions set forth in this Section 7.2, any of which may be waived, in writing, by Parent.

(a) Accuracy of Representations.  Each of the representations and warranties of Company in Article 3 shall be true and correct on and as of the Closing as though such representations and warranties were made on and as of such time (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date), except in all cases where the failure of such representations and warranties to be true and correct (whether as of the Closing or such earlier date) (i) does not cause a Material Adverse Effect on Company (it being understood that, for purposes of determining the accuracy of such representations and warranties, for purposes of this Subsection 7.2(a), all “Material Adverse Effect” qualifications or other materiality qualifications contained in such representations and warranties shall be disregarded) or (ii) is the result of any action or inaction required by this Agreement, and Company shall have provided Parent with a certificate from an executive officer of Company to this effect.

(b) Performance of Covenants.  Each of the covenants and obligations that Company is required to comply with or perform at or prior to the Closing Date shall have been complied with or performed, unless the failure to perform any such obligation on or before the Closing Date does not cause a Material Adverse Effect on Company, and Company shall have provided Parent with a certificate from an executive officer of Company to this effect.

(c) Third Party Consents.  Parent shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under the contracts of Company set forth on Part 7.2(c) of the Company Disclosure Schedule (the “Required Consents”).

(d) No Material Adverse Effect.  There shall not have occurred any Material Adverse Effect on Company since the date of this Agreement.

(e) Certificate of Secretary.  Company shall deliver to Parent, immediately prior to the Closing, a certificate executed by Company’s Secretary attached thereto (i) the Company Articles of Incorporation as in effect immediately prior to the Effective Time, (ii) the Company Bylaws as in effect immediately prior to the Effective Time, (iii) resolutions approved by Company’s Board of Directors authorizing the transactions contemplated hereby, (iv) resolutions duly adopted and approved by the vote of the holders of all Company Capital Stock necessary under Pennsylvania Law and the Company Articles of Incorporation and Company Bylaws to approve this Agreement and the transactions contemplated hereby and (v) a certificate of good standing issued by the Secretary of State of the Commonwealth of Pennsylvania, dated as of a recent date.

(f) Pre-Closing Deliveries.  Company shall have delivered to Parent the materials required under Section 2.7.

(g) Audited Financial Statements.  Company shall have delivered to Parent the 2010 Audited Financial Statements.

7.3 Additional Conditions to the Obligations of Company.  The obligations of Company to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the conditions set forth in this Section 7.3, any of which may be waived, in writing, by Company.

(a) Accuracy of Representations.  Each of the representations and warranties of Parent and Merger Sub in Article 4 shall be true and correct on and as of the Closing as though such representations and warranties were made on and as of such time (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date), except in all cases where the failure of such representations and warranties to be true and correct (whether as of the Closing or such earlier date) (i) does not cause a Material Adverse Effect on Parent and Merger Sub, taken as a whole (it being understood that, for purposes of determining the accuracy of such representations and warranties, for purposes of this Subsection 7.3(a), all “Material Adverse Effect” qualifications or other materiality qualifications contained in such representations and warranties shall be disregarded), or (ii) is the result of any action or inaction required by this Agreement, and Parent shall have provided Company with a certificate from an executive officer of Parent to this effect.

(b) Performance of Covenants.  Each of the covenants and obligations that Parent or Merger Sub is required to comply with or perform at or prior to the Closing Date shall have been complied with or performed, unless the failure to perform any such obligation on or before the Closing Date does not cause a Material Adverse Effect on Parent or Merger Sub, taken as a whole, and Parent shall have provided Company with a certificate from an executive officer of Parent to this effect.

(c) Closing Payments.  Parent and Merger Sub shall have made the payments set forth in Section 2.7(b).

     ARTICLE 8

TERMINATION

8.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time (with respect to Subsection 8.1(b) through Subsection 8.1(e), by written notice by the terminating party to the other parties):

(a) by mutual written consent of Parent and Company;

(b) by either Parent or Company if, without fault of the terminating party, the Closing shall not have occurred on or before April 30, 2011, or such later date as may be agreed upon in writing by the parties hereto (the “Final Date”); provided, however, that the Final Date shall be extended to June 30, 2011, if the only reason the Closing shall not have occurred by April 30, 2011, is the failure of the condition set forth in Section 7.1(b) (although such extension shall not occur if the failure of such conditions has been caused or resulted from one party’s action or failure to act constituting a breach of this Agreement and the other party does not consent to such extension); and provided, further, that the right to terminate this Agreement under this Subsection 8.1(b) shall not be available to any party whose willful and knowing action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by Parent, (i) if any of Company’s representations and warranties shall not be true and correct, such that the condition set forth in Subsection 7.2(a) would not be satisfied, or any of Company’s covenants contained in this Agreement shall have been breached, such that the condition set forth in Subsection 7.2(b) would not be satisfied and (ii) such inaccuracy, breach, failure or misrepresentation has not been cured by Company within ten Business Days after its receipt of written notice thereof (specifying in reasonable detail such inaccuracy, breach, failure or misrepresentation) and remains uncured at the time notice of termination is given;

(d) by Company, (i) if any of Parent’s or Merger Sub’s representations and warranties shall not be true and correct, such that the condition set forth in Subsection 7.3(a) would not be satisfied, or any of Parent’s or Merger Sub’s covenants contained in this Agreement shall have been breached, such that the condition set forth in Subsection 7.3(b) would not be satisfied and (ii) such inaccuracy, breach, failure or misrepresentation has not been cured by Parent or Merger Sub within ten Business Days after its receipt of written notice thereof (specifying in reasonable detail such inaccuracy, breach, failure or misrepresentation) and remains uncured at the time notice of termination is given; or

(e) by either Parent or Company if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, unless the party relying on such order, decree or ruling or other action has not complied in all material respects with its obligations under this Agreement.

8.2 Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.1, there shall be no liability or obligation on the part of Parent, Merger Sub or Company or their respective officers, directors or shareholders, except to the extent that such termination results from the intentional and knowing breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement, in which event the terminating party will be entitled to exercise any and all remedies available under law or equity in accordance with this Agreement; provided, however, that the provisions of Section 6.2 (Confidentiality), this Section 8.2 and Article 10 (General Provisions) shall remain in full force and effect and survive any termination of this Agreement.

ARTICLE 9

INDEMNIFICATION AND ESCROW

9.1 Indemnification.

(a) Survival.  All representations and warranties of the parties contained in this Agreement or in any certificate delivered by a party pursuant to this Agreement shall (i) survive the Closing, notwithstanding any investigation made by or on behalf of any party hereto and (ii) be deemed to be made as of the date hereof and as of the Closing Date (except to the extent that a representation or warranty expressly states that such representation or warranty is as of a certain date) in each case, subject to the limitations set forth in this Section 9.1.  The representations, warranties and covenants contained in or made pursuant to this Agreement and all indemnity obligations in Subsection 9.1(b) shall terminate on, and no claim or action with respect thereto or with respect to any indemnity obligations in Section 9.1(b) may be brought after, the date that is the earlier of (A) 18 months after the Closing Date and (B) December 15, 2012 (the earlier of such dates, the “Initial Termination Date”); provided that the representations and warranties under Subsections 3.2(a) (Capital Structure) and 3.3(a) (Authority) (the “Fundamental Representations”) and related indemnity obligations shall survive until the expiration of the respective applicable statute of limitations for each such item.  Notwithstanding any other provision of this Agreement, if any claim for Damages is asserted by any Parent Indemnified Person or any Seller Indemnified Person in writing with reasonable specificity prior to the termination of the representation, warranty, covenant or indemnification obligation pursuant to this Section 9.1, the indemnification obligations set forth in this Article 9 shall continue with respect to such claim until the resolution thereof.

(b) Indemnification by Securityholders.

(i) Subject to the limitations set forth in this Article 9, the Securityholders will severally (but not jointly) indemnify and hold harmless Parent and the Surviving Corporation and their respective officers, directors, employees and Affiliates (individually a “Parent Indemnified Person” and collectively the “Parent Indemnified Persons”) from and against any Damages based upon, arising out of, or otherwise in respect of or that may be incurred by virtue of or result from (as determined by an order of a court of competent jurisdiction or by written agreement of Parent and the Shareholders’ Agent): (A) the inaccuracy in or breach of any representation or warranty made by Company in Article 3 or in any certificate delivered by Company hereunder, provided, that, for purposes of this subsection (A) only, those representations and warranties that are qualified by references to “material” or “Material Adverse Effect” or words of similar effect of any Person (except for the reference to “Material Adverse Effect” in Subsection 3.5(a) and the reference to “in all material respects” in Section 3.4) shall be deemed not to include such qualifications; (B) any non-fulfillment or breach of any pre-Closing covenant made by Company in this Agreement; (C) any valid claim of any nature by any of Company’s shareholders or option holders regarding the Merger or the termination of the Company Option Plan (other than claims for payments this Agreement); (D) any amount payable in respect of any Dissenting Shares in excess of the Merger Consideration attributable to such shares and any cost and expenses defending any claim involving Dissenting Shares; or (E) any liability of Company for (1) any Tax imposed on Company with respect to any Tax period prior to the Effective Time or (2) any Tax of any other Person for periods ending on or before the Effective Time imposed upon Company as a result of Company being included prior to the Effective Time in a combined, consolidated or unitary Tax group under Treasury Regulation Section 1.1502-6 (or any similar provision of any other applicable Law) or, as a transferee or successor, by agreement or otherwise.  For purposes of this Subsection 9.1(b)(i), in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the pre-Closing period shall (a) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period; and (b) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount that would be payable if the relevant Taxable period ended on the Closing Date.  Any credits relating to a taxable period that begins before and ends after the Closing Date shall be allocated on a basis consistent with the allocations made pursuant to the preceding sentence.  In connection with any exercise by any Parent Indemnified Person of its rights hereunder, it shall be entitled to make all claims for indemnification through, and deal exclusively with, the Shareholders’ Agent.

(ii) The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Effective Time, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.

(c) Indemnification by Parent and the Surviving Corporation.  Subject to the other terms of this Article 9, from and after the Closing, Parent and the Surviving Corporation shall indemnify and hold each of the Securityholders and the Shareholders’ Agent and their respective officers, directors, employees and Affiliates (each, a “Seller Indemnified Person” and collectively the “Seller Indemnified Persons”) harmless from all Damages incurred by them based upon, arising out of, or otherwise in respect of or that may be incurred by virtue of or result from (as determined by an order of a court of competent jurisdiction or by written agreement of Parent and the Shareholders’ Agent): (i) the inaccuracy in or breach of any representation and warranty made by Parent or Merger Sub in Article 4, or in any certificate delivered by Parent or Merger Sub hereunder; (ii) any non-fulfillment or breach of any pre-Closing covenant made by Parent or Merger Sub in this Agreement; or (iii) any non-fulfillment or breach of any post-Closing covenant made by Parent or the Surviving Corporation in this Agreement.  The Securityholders are intended third party beneficiaries of this Subsection 9.1(c), and the Shareholders’ Agent shall have the right to enforce the provisions of this Subsection 9.1(c) on behalf of the Securityholders.

(d) Limitations.

(i) No claim for any Damages asserted under Subsection 9.1(b) (other than the Fundamental Representations) shall be made by a Parent Indemnified Person (A) unless the amount of all Damages with respect to an individual claim exceeds $25,000 (the “Individual Claim Threshold”) and (B) until the aggregate amount of all Damages (excluding claims for which indemnification is not available because such claims do not exceed the Individual Claim Threshold) exceeds $500,000 (the “Deductible”), in which event such Parent Indemnified Person shall be permitted to make claims under this Article 9 for all such Damages exceeding the Deductible.  The Securityholders shall not be liable for Damages under Subsection 9.1(b) (other than the Fundamental Representations) in excess of the Escrow Fund (the “Escrow Limitation”).

(ii) No Securityholder shall be liable for Damages pursuant to Subsection 9.1(b) in excess of the aggregate portion of the Merger Consideration actually received by such Securityholder.

(iii) No Securityholder shall be liable for any Damage in excess of such Securityholder’s Pro Rata Share of such Damage.

(iv) No Parent Indemnified Person shall bring a claim in respect to Damages arising out of any breach of the representations and warranties of Company in this Agreement or any certificate delivered hereunder to the extent that a corresponding reserve for such Damages has been made in the determination of Merger Consideration.

(v) No Parent Indemnified Person shall initiate any claim unless such claim is made against all Securityholders and no Parent Indemnified Person shall offer to compromise any claim unless the same offer is made to all of the Securityholders

(e) Exclusive Source.  The sole and exclusive source of payment for any Damages asserted under Subsection 9.1(b) (other than with respect to the Fundamental Representations) shall be limited to the Escrow Fund (as reduced from time to time in accordance with the Agreement).

(f) Third Party Claims.

(i) Any party entitled to make a claim for indemnification hereunder shall promptly notify the indemnifying party of any third party claim in writing upon learning of such claim or the facts constituting such claim, describing the claim in reasonable detail, the amount thereof, and the basis therefor.  The indemnifying party will be relieved of its indemnification obligations hereunder only to the extent that the defense of the third party claim is materially prejudiced by the indemnified party’s failure to give such prompt notice.  The party from whom indemnification is sought shall respond to each such claim within 30 days of receipt of such notice.  No action shall be taken pursuant to the provisions of this Agreement or otherwise by the party seeking indemnification (unless reasonably necessary to protect the rights of the party seeking indemnification) until the later of (A) the expiration of the 30-day response period or (B) 30 days following the expiration of the 30-day response period if a response, received within such 30-day period by the party seeking indemnification, requests an opportunity to cure the matter giving rise to indemnification (and, in such event, the amount of such claim for indemnification shall be reduced to the extent so cured).

(ii) Except as provided in Subsection 9.1(f)(iii), the indemnifying party may elect to assume the defense of any third party claim with, at its own expense, counsel reasonably satisfactory to the indemnified party, by giving written notice to the indemnified party of its election to assume the defense of the third party claim no later than ten Business Days after the indemnified party gives notice of the assertion of a third party claim under Subsection 9.1(f)(i).  If the indemnifying party elects to assume the defense of a third party claim (A) it shall diligently conduct the defense and, so long as it diligently conducts the defense, shall not be liable to the indemnified party for any indemnified party’s fees or expenses subsequently incurred in connection with the defense of the third party claim other than reasonable costs of investigation, and (B) the party claiming indemnification shall cooperate fully with the indemnifying party and make available to the indemnifying party all pertinent information under its control; provided that the indemnified party may participate in any proceeding with counsel of its choice at its expense.  No compromise or settlement of such third party claim may be effected by the indemnifying party without the indemnified party’s written consent unless (1) there is no finding or admission of any violation by the indemnified party of any Law or any rights of any Person, (2) the indemnified party receives a full release of and from any other claims that may be made against the indemnified party by the third party bringing the third party claim, and (3) the sole relief is monetary damages that are paid in full from the Escrow Fund with respect to indemnification by the Securityholders or are paid in full by Parent with respect to indemnification by Parent.

(iii) Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a third party claim may materially and adversely affect it or any Affiliate other than as a result of monetary damages for which it would be entitled to relief under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise or settle such third party claim.

(iv) Each of the indemnifying party and the indemnified party shall cooperate in good faith with the other party and shall make available to the other party all pertinent information under its control and reasonably requested by the other party.  Such cooperation shall include, without limitation, (A) assisting in the collection and preparation of discovery materials, (B) meeting with (and making employees available to meet with) the indemnifying party and/or its counsel to prepare for and/or appear as witnesses at depositions, court proceedings and/or trial, and (C) providing to the indemnifying party and/or its counsel all information under its control that is reasonably deemed necessary by the indemnifying party and/or its counsel for the defense or prosecution of such matter.

(g) Damages.  In determining the amount of any Damages for which any Parent Indemnified Person is entitled to assert a claim for indemnification hereunder, the amount of any such Damages shall be determined after deducting therefrom the amount of any insurance proceeds (after giving effect to any applicable deductible or retention) and other third party recoveries actually received by Parent, the Surviving Corporation or any of its Subsidiaries in respect of such Damages (which proceeds and recoveries Parent agrees to use diligent efforts to obtain) and the amount of any Tax benefit related thereto.  If an indemnification payment is received by Parent, and Parent, the Surviving Corporation or any of its Subsidiaries later receives insurance proceeds, other third party recoveries or Tax benefits in respect of the related Damages, Parent shall immediately pay to the Shareholders’ Agent, for the benefit of the Securityholders, a sum equal to the lesser of (i) the actual amount of such insurance proceeds, other third party recoveries and Tax benefits or (ii) the actual amount of the indemnification payment previously paid by or on behalf of the Securityholders with respect to such Damages.  For purposes of this Subsection 9.1(g), the Tax benefit for a taxable year shall equal the amount that the Parent Indemnified Person’s liability for Taxes for such taxable year, calculated by excluding any Tax items attributed to the Damages, exceeds the Parent Indemnified Person’s actual liability for Taxes for such taxable year, calculated by taking into account any Tax items attributed to the Damages, treating such Tax items attributable to the Damages as the last items claimed for such taxable year.  All parties shall use commercially reasonably efforts to mitigate the amount of Damages for which they may be entitled to indemnification hereunder.

(h) Subrogation.  If (i) the Shareholders’ Agent, on behalf of the Securityholders, authorizes an indemnification payment hereunder, and (ii) Parent, the Surviving Corporation or any of its Subsidiaries has or may have a claim against a third party (including, without limitation, any insurer) in respect of the related Damages, the Shareholders’ Agent, on behalf of the Securityholders, shall be subrogated to the rights and claims of Parent, the Surviving Corporation and such Subsidiaries, as the case may be, against such third party.  The Shareholders’ Agent (on behalf of the Securityholders) shall not, however, have the right to collect aggregate payments from such third party or third parties in excess of the actual amount of the indemnification payment previously paid with respect to such Damages.  Parent and the Surviving Corporation will, and will cause the Surviving Corporation’s Subsidiaries to, execute and deliver to the Shareholders’ Agent such documents and take such other actions as may reasonably be requested in order to give effect to this Section.

(i) Tax Treatment of Indemnity Payments.  To the maximum extent permitted by Law, it is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Merger Consideration for all purposes, and the parties agree to file their Tax Returns accordingly.

9.2 Remedies Exclusive.  The remedies provided in Article 9 shall be the sole and exclusive remedies of the parties hereto and their Affiliates, heirs, successors and assigns after the Closing with respect to this Agreement and the transactions contemplated hereby including, without limitation, any breach or non-performance of any representation, warranty, covenant or agreement contained herein, except in the case of actual fraud, in which case the defrauded party shall have all rights and remedies available under this Agreement and available under applicable Laws against the party that committed such actual fraud.  No party may bring or commence any claim, suit, action or proceeding with respect to this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, except to bring a claim for (a) actual fraud against the party that committed such actual fraud, or (b) indemnification in accordance with Section 9.1.  The provisions of Article 9 constitute an integral part of the consideration given pursuant to this Agreement and were specifically bargained for and reflected in the total amount of the Merger Consideration payable to the Securityholders.

9.3 Escrow Period; Release From Escrow.

(a) Termination of Escrow.  The Escrow Period shall terminate upon the Initial Termination Date; provided, that a portion of the Escrow Fund that, in the reasonable judgment of Parent subject to the objection of the Shareholders’ Agent is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate delivered to the Escrow Agent prior to termination of the Escrow Period shall remain in the Escrow Fund until such claims have been resolved.

(b) Release.  Within three Business Days after the Initial Termination Date (the “Release Date”), the Escrow Agent shall release from escrow to each Securityholder who has complied with Section 2.8 the applicable Per Share Escrow Consideration.  The Escrow Consideration shall be determined by deducting from the Escrow Consideration determined pursuant to Subsections 2.6(a) through 2.6(c), all amounts paid to Parent for indemnification pursuant to this Article 9 and all amounts to be held in the Escrow Fund beyond the end of the Escrow Period pursuant to Subsection 9.3(a).  After the initial release of the applicable Per Share Escrow Consideration, the applicable Per Share Escrow Consideration shall be recalculated each time a portion of the Escrow Fund is released to the Securityholders taking into consideration all amounts paid to Parent for indemnification pursuant to this Article 9, all amounts to be continued to be held in the Escrow Fund and all amounts previously paid to the Securityholders.  Any portion of the Escrow Fund held as a result of Subsection 9.3(a) shall be released to the Securityholders or released to Parent (as appropriate) promptly upon resolution of each specific indemnification claim involved.

9.4 Claims Upon Escrow Fund.  Upon receipt by the Escrow Agent on or before the Release Date of a certificate of an officer of Parent (an “Officer’s Certificate”) stating that Damages exist with respect to the indemnification obligations of the Securityholders set forth in Section 9.1, and specifying in reasonable detail the individual items of such Damages included in the amount so stated, the date each such item was paid, or properly accrued or arose, and the nature of the misrepresentation, breach of warranty, covenant or claim to which such item is related, subject to Section 9.5 and the other provisions of this Article 9, the Escrow Agent shall release proceeds from the Escrow Fund in accordance with the procedures set forth in Section 9.5.

9.5 Objections to Claims.

(a) Written Notice.  At the time of delivery of any Officer’s Certificate to the Escrow Agent, a duplicate copy of such Officer’s Certificate shall be delivered to the Shareholders’ Agent at the same time.  For a period of 30 days after such delivery, the Escrow Agent shall make no delivery of funds or other property pursuant to Section 9.4 hereof unless the Escrow Agent shall have received written authorization from the Shareholders’ Agent to make such delivery.  After the expiration of such 30-day period, the Escrow Agent shall make delivery of the funds or other property in the Escrow Fund in accordance with Section 9.4 hereof, provided that no such payment or delivery may be made if the Shareholders’ Agent shall object in a written statement (the “Agent Certificate”) to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent and to Parent prior to the expiration of such 30 day period.

(b) Negotiation and Resolution.  In case the Shareholders’ Agent shall so object in writing to any claim or claims by Parent made in any Officer’s Certificate, Parent shall have 30 days to respond in a written statement to the objection of the Shareholders’ Agent.  If after such 30-day period there remains a dispute as to any claims, the Shareholders’ Agent and Parent shall attempt in good faith for 60 days to agree upon the rights of the respective parties with respect to each of such claims.  If the Shareholders’ Agent and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent.  The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the funds or other property from the Escrow Fund in accordance with the terms thereof.

9.6 Shareholders’ Agent.

(a) Riverside Fund IV, L.P. and Sidney R. Knafel, acting together, shall be irrevocably and exclusively authorized as the Securityholders’ attorney, with full power of substitution, to take all actions and make all decisions and determinations on behalf of the Securityholders in respect of this Agreement, any certificate, agreement or documents entered into by the Securityholders pursuant to this Agreement, and the transactions contemplated hereby and thereby.  Without limiting the generality of the prior sentence, the Shareholders’ Agent shall be exclusively authorized to (i) negotiate, execute and deliver all amendments, modifications and waivers to this Agreement or such certificates, agreements and documents; (ii) take all actions on behalf of the Securityholders in connection with any claims or disputes with respect to this Agreement, such certificates, agreements and documents, and/or the transactions contemplated hereby or thereby; (iii) to initiate, prosecute, defend and/or settle such claims and disputes; (iv) to authorize payments from the Agent Fund; and (v) to take all actions and sign all documents necessary, convenient or advisable to accomplish any of the foregoing.  No Securityholders shall be permitted to take any such actions without the prior written approval of the Shareholders’ Agent.  This power of attorney is deemed coupled with an interest and shall survive the death, incapacity, disability, termination, liquidation, dissolution or any other event affecting any Securityholder.

(b) The Shareholders’ Agent will not receive a fee for serving as the representative of the Securityholders hereunder.  The Shareholders’ Agent shall be entitled to engage counsel, accountants and other advisors, and the fees and expenses of such counsel and advisors and any out-of-pocket expenses incurred by the Shareholders’ Agent may be paid from the Agent Fund or from any other payment received hereunder by the Shareholders’ Agent, in its capacity as such.

(c) The Shareholders’ Agent shall not be liable to any Securityholder for any action taken by the Shareholders’ Agent pursuant to this Agreement, and the Securityholders shall severally, and not jointly, in proportion to their respective Pro Rata Shares, indemnify and hold the Shareholders’ Agent harmless from and against any and all Damages arising out of or relating to the Shareholders’ Agent serving in this capacity, except in each case if and to the extent a court of competent jurisdiction has finally determined (from which no appeal may be taken) that the Shareholders’ Agent has engaged in willful misconduct.

(d) The Shareholders’ Agent is serving in this capacity solely for purposes of administrative convenience.  The Shareholders’ Agent, as such, is not personally liable for any of the obligations of the Securityholders hereunder, and the Parent Indemnified Persons agree that they will not look to the underlying assets of the Shareholders’ Agent for the satisfaction of any obligations of the Securityholders.

(e) Any Person serving as the Shareholders’ Agent hereunder may resign from such role upon at least ten days prior written notice to the other Persons then serving as the Shareholders’ Agent and Parent.  The Securityholders holding a majority of the Pro Rata Shares may appoint a replacement.  All rights of any Person serving at any time as the Shareholders’ Agent to indemnification and exculpation hereunder shall survive such resignation.

(f) Parent acknowledges that the Shareholders’ Agent may have a conflict of interest with respect to its duties as Shareholders’ Agent, and in such regard the Shareholders’ Agent has informed Parent that the Shareholders’ Agent will act in the best interests of the Securityholders.

(g) A decision, act, consent or instruction of the Shareholders’ Agent shall constitute a decision of all the Securityholders and shall be final, binding and conclusive upon each such Securityholder, and the Escrow Agent and Parent may rely upon any decision, act, consent or instruction of the Shareholders’ Agent as being the decision, act, consent or instruction of each and every such Securityholder.  The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders’ Agent.

(h) The Agent Fund will be held or disbursed, in whole or in part, as determined in good faith by the Agent.  The retention by the Shareholders’ Agent of any amounts in the Agent Fund shall not be used as evidence that the Securityholders have any obligation hereunder.  Any payment received by the Shareholders’ Agent, in its capacity as such, pursuant to this Agreement may be used at the Shareholders’ Agent’s discretion to increase the Agent Fund.  The Shareholders’ Agent shall be permitted to make any disbursements of amounts in the Agent Fund in the amounts and at the times that it determines in good faith.  The Shareholders’ Agent shall be permitted to deposit any funds to be disbursed out of the Agent Fund with the Exchange Agent, if then still engaged to handle disbursements of Merger Consideration, or the Surviving Corporation for distribution through its normal payroll systems.

ARTICLE 10GENERAL PROVISIONS

10.1 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (a) upon receipt if delivered personally, (b) three Business Days after being mailed by registered or certified mail, postage prepaid, return receipt requested, (c) one Business Day after it is sent by commercial overnight courier service, or (d) upon transmission if sent via facsimile or electronic mail with confirmation of receipt to the parties at the following address (or at such other address for a party as shall be specified upon like notice):

(a) if to Parent, Merger Sub or, following the Closing, Company, to:

Intermec, Inc.
6001 36th Avenue West
Everett, Washington 98203
Attention: Janis Harwell
Facsimile No.: (425) 948-1310
Telephone No.: (425) 265-2403
email: janis.harwell@intermec.com

with a copy (which shall not constitute effective notice) to:

DLA Piper LLP (US)
701 Fifth Avenue, Suite 7000
Seattle, Washington 98104
Attention: Michael Hutchings
Facsimile No.:  (206) 839-4801
Telephone No.:  (206) 839-4800
email: michael.hutchings@dlapiper.com

(b) if, prior to the Closing, to Company, to:

Vocollect, Inc.
703 Rodi Road
Pittsburgh, Pennsylvania 15235
Attention: Joseph Pajer
Facsimile No.: (412) 829-0972
Telephone No.: (412) 829-8145
email: jpajer@vocollect.com

with a copy (which shall not constitute effective notice) to:

Choate, Hall & Stewart LLP
Two International Place
Boston, Massachusetts 02110
Attention:  T.J. Murphy and Jolie M. Siegel
Facsimile: (617) 248-4000
email: tmurphy@choate.com and jsiegel@choate.com

and

Buchanan Ingersoll & Rooney
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, Pennsylvania 15219-1410
Attention: John R. Previs
Facsimile: (412) 562-1041
email: john.previs@bipc.com

and

to the Shareholders’ Agent.

(c) if to the Shareholders’ Agent, to:

Riverside Fund IV, L.P.
c/o Riverside Partners, LLC
One Exeter Plaza
Boston, Massachusetts 02116
Attention:  Steven F. Kaplan
Facsimile: (617) 351-2801
email: skaplan@riversidepartners.com

and

Sidney R. Knafel
c/o SRK Management
810 Seventh Avenue
New York, New York 10019
Facsimile: (917) 286-2302
email: Knafel1@aol.com

with a copy (which shall not constitute effective notice) to:

Choate, Hall & Stewart LLP
Two International Place
Boston, Massachusetts 02110
Attention:  T.J. Murphy and Jolie M. Siegel
Facsimile: (617) 248-4000
email: tmurphy@choate.com and jsiegel@choate.com

10.2 Expenses.  Except as otherwise set forth in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense.

10.3 Amendment.  The provisions of this Agreement may be modified, amended or waived at any time only by a writing signed by (a) Parent, (b) Company and (c) the Shareholders’ Agent, and any such modification, amendment or waiver shall be binding on each of the parties hereto and each party bound by this Agreement.

10.4 Extension; Waiver.  At any time prior to the Effective Time, any party hereto may, to the extent legally allowed (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  No failure of any party to exercise and no delay in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.

10.5 Interpretation.  When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The phrase “made available” in this Agreement means that the information referred to has been made available if requested by the party to whom such information is to be made available.  The phrases “the date of this Agreement,” “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to January 15, 2011.  Unless otherwise specified, any references to any Law shall be construed as a reference thereto as amended, restated or supplemented from time to time and any reference to this Agreement or any other document is a reference to this Agreement or such other document as amended, restated or supplemented from time to time and includes all schedules and exhibits thereto.  Unless otherwise specified herein, any reference to “dollars” or “$” or other dollar amounts in this Agreement shall mean the lawful currency of the United States.  When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next Business Day.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.6 Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.  Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

10.7 Entire Agreement; Successors and Assigns.  This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedule and the Parent Disclosure Schedule constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms.  This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, successors and assigns, but may not be assigned by any party without the prior written consent of the other parties hereto

10.8 Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.9 Governing Law; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.  Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of Delaware (including, if it can acquire jurisdiction, the United States District Court for the District of Delaware) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection that they might otherwise have to such jurisdiction, venue, convenience of forum and service of process.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.

10.10 Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.11 Third Party Beneficiaries.  The Securityholders are intended third party beneficiaries of and shall be entitled to rely on Sections 2.6, 2.7, 2.8, 4.7 and 9.2 and Subsection 9.1(c) of this Agreement.  The Indemnified Persons are intended third party beneficiaries of and shall be permitted to rely on Section 6.8 of this Agreement.  Except as otherwise expressly set forth in this Section 10.11, nothing in this Agreement will be construed as giving any third party any right, remedy or claim under or in respect of this Agreement or any provision hereof.  No Continuing Employee shall be a third party beneficiary or entitled to rely on any provision of this Agreement.

10.12 Schedules.  Information set forth in any part of the Company Disclosure Schedule shall be deemed to qualify each Section of this Agreement to which such information is applicable (regardless of whether or not such Section is qualified by reference to a part of the Company Disclosure Schedule), so long as application to such Section is reasonably discernible from the reading of such disclosure.  No information set forth on any part of the Company Disclosure Schedule hereto shall be deemed to broaden in any way the scope of Company’s representations and warranties.  The inclusion of an item on any part of the Company Disclosure Schedule hereto is not evidence of the materiality of such item for purposes of this Agreement or otherwise, or that such item is a disclosure required under the Agreement.  Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any part of the Company Disclosure Schedule hereto is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item, true and correct copies of which have been made available to Parent.  No disclosure in any part of the Company Disclosure Schedule hereto relating to any possible breach or violation of any agreement, Company Authorization or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or shall constitute an admission of liability to any third party.

10.13 Waiver of Conflicts.  Parent (on behalf of itself and its Affiliates) hereby irrevocably acknowledges and agrees that: (a) each of the Shareholders’ Agent and the Securityholders shall have the right to retain Choate, Hall & Stewart LLP or Buchanan Ingersoll & Rooney (each, a “Designated Firm”) to represent their respective interests in any dispute arising under or in connection with this Agreement, any agreement entered into pursuant to this Agreement, or the transactions contemplated hereby or thereby (a “Dispute”); (b) Parent (on behalf of itself and its Affiliates) irrevocably waives, consents to and covenants not to assert any objection, based on conflict of interest or otherwise, to any representation of the Shareholders’ Agent or any Securityholder by a Designated Firm in any Dispute; (c) all communications between any of the Securityholders, Company, or any of their respective Affiliates, directors, officers, employees, agents or representatives, on the one hand, and a Designated Firm, on the other hand, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement or otherwise relating to any potential sale of Company (the “Protected Seller Communications”), shall be deemed to be privileged and confidential communications; (d) all rights to such Protected Seller Communications, and the control of the confidentiality and privilege applicable thereto, shall be retained by the Shareholders’ Agent; and (e) to the extent Parent or any of its Affiliates (including the Surviving Corporation) should discover in its possession after the Closing any Protected Seller Communications, such party shall take reasonable steps to preserve the confidentiality thereof and promptly deliver the same to the Shareholders’ Agent, keeping no copies, and shall not by reason thereof assert any loss of confidentiality or privilege protection.

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Signature Page Follows

IN WITNESS WHEREOF, Company, Parent, Merger Sub and the Shareholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

VOCOLLECT, INC.

By:               /s/ Joseph Pajer
Name: Joseph Pajer
Title:  President and Chief Executive Officer

INTERMEC, INC.

By:               /s/ Patrick J. Byrne
Name: Patrick J. Byrne
Title:  President and Chief Executive Officer

VANCOUVER ACQUISITION CORPORATION

By:               /s/ Robert J. Driessnack
Name: Robert J. Driessnack
Title:  President

THE SHAREHOLDERS’ AGENT

Riverside Fund IV, L.P.

By: Riverside Partners IV, L.P.,
its general partner

By: Riverside Partner IV, LLC,
its general partner

By:               /s/ Steven F. Kaplan
Name: Steven F. Kaplan
Title: Duly Authorized Representative
/s/ Sidney R. Knafel Sidney R. Knafel

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“2008 Audited Financial Statements” means the audited financial statements of Company (balance sheet, statement of operations, and statement of cash flows) on a consolidated basis for the fiscal year ended December 31, 2008.

“2010 Audited Financial Statements” means the audited financial statements of Company (balance sheet, statement of operations, and statement of cash flows) on a consolidated basis for the fiscal year ended December 31, 2010.

“280G Agreement” has the meaning ascribed to such term in Section 6.6(b) hereof.

“Acquisition Proposal” has the meaning ascribed to such term in Subsection 5.3(a) hereof.

“Acquisition Transaction” has the meaning ascribed to such term in Subsection 5.3(a) hereof.

“Affiliate” means with respect to a Person (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agent Certificate” has the meaning ascribed to such term in Subsection 9.5(a) hereof.

“Agent Fund” means the cash payment delivered to the Shareholders’ Agent of $2,000,000 for payment on behalf of the Securityholders of (i) the difference between the Estimated Merger Consideration and the Final Merger Consideration pursuant to Section 2.10(c) if the Estimated Merger Consideration is greater than the Final Merger Consideration, (ii) any unpaid Transaction Expenses, and (iii) all costs and expenses incurred by or on behalf of the Shareholders’ Agent, in its capacity as such, including all costs and expenses incurred in connection with any pending or threatened dispute or claim with respect to this Agreement, any document, agreement or instrument entered into in connection with this Agreement, or the transactions contemplated hereby or thereby.

“Agreement” has the meaning ascribed to such term in the introductory paragraph hereof.

“Antitrust Law” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, national, or supranational Laws that are designed or intended to prohibit conduct having the purpose or effect of restraining trade or lessening competition.

“Articles of Merger” has the meaning ascribed to such term in Section 2.1 hereof.

“Business Day” means any day other than a Saturday, Sunday or day on which banks in Pennsylvania are authorized or required by applicable Law to close.

“CERCLA” means the federal Comprehensive Environmental Response, Compensation and Liability Act.

“Certificates” has the meaning ascribed to such term in Subsection 2.8(b) hereof.

“Closing” has the meaning ascribed to such term in Section 2.2 hereof.

“Closing Balance Sheet” has the meaning ascribed to such term in Subsection 2.10(a) hereof.

“Closing Cash” means the Company Cash reflected on the Closing Balance Sheet.

“Closing Certificate” has the meaning ascribed to such term in Subsection 2.10(a) hereof.

“Closing Date” has the meaning ascribed to such term in Section 2.2 hereof.

“Closing Debt” means the Company Debt on the Closing Balance Sheet.  In no event will the Closing Debt include any (i) liability included within the definition of Closing Working Capital, (ii) Company Debt or other indebtedness arranged by Parent or any of its Affiliates, (iii) any intercompany Company Debt or other intercompany indebtedness among Company and/or any of its Subsidiaries, or (iv) obligations (contingent or otherwise) of Company or any of its Subsidiaries to TLC Healthcare Finance, a division of Telerent, or any of its Affiliates arising from deployments by VHS as set forth on Schedule A-1.

“Closing Working Capital” means as of the opening of business on the Closing Date, (i) all accounts receivable, inventories, prepaid expenses and other current assets of Company and its Subsidiaries (excluding for this purpose the Closing Cash and deferred Tax assets), minus (ii) all current liabilities of Company and its Subsidiaries, including, but not limited to, the employer portion of any employment Tax payable by the Surviving Corporation in connection with the payment of any Sale Bonuses and payments in respect of In-the-Money Company Options (excluding for this purpose (A) all Closing Debt, (B) all Transaction Expenses, (C) all Sale Bonuses, (D) all VHS Payments, (E) all deferred revenue and Tax liabilities and (F) the incremental expenses payable to Company’s accountants directly related to the audit of the 2008 Audited Financial Statements).  The Closing Working Capital shall be determined in accordance with GAAP using the same methods, practices and principles used by Company to prepare its most recent unaudited financial statements referenced in Section 3.4, provided, however, that any Unrecorded VHS Receivables shall be included as a current asset in the determination of Closing Working Capital.  For purposes of the calculating the employer portion of withholding Taxes, the parties will assume each Employee has already exceeded the annual maximum amount for FICA.  In no event, however, will any action taken by the Parent or any of its Affiliates at the Closing affect the determination of the Closing Working Capital.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Escrow Consideration” means an amount equal to the Escrow Consideration less (i) the Series F Escrow Consideration and (ii) the Series G Escrow Consideration.

“Common Stock Merger Consideration” means an amount equal to the Merger Consideration less (i) the Series F Preferred Consideration and (ii) the Series G Preferred Consideration.

“Common Stock Per Share Escrow Consideration” shall be equal to an amount equal to the quotient obtained by dividing (i) the Common Stock Escrow Consideration by (ii) the Fully Diluted Common Shares Outstanding.

“Common Stock Per Share Merger Consideration” shall be equal to a cash payment in an amount equal to the quotient obtained by dividing (i) the Common Stock Merger Consideration by (ii) the Fully Diluted Common Shares Outstanding.

“Common Stock Per Share Upfront Merger Consideration” shall be equal to a cash payment in an amount equal to the quotient obtained by dividing (i) the Common Stock Up Front Merger Consideration by (ii) the Fully Diluted Common Shares Outstanding.

“Common Stock Upfront Merger Consideration” means an amount equal to the Upfront Merger Consideration less (i) the Series F Upfront Merger Consideration and (ii) the Series G Upfront Merger Consideration.

“Company” has the meaning ascribed to such term in the introductory paragraph hereof.

“Company Articles of Incorporation” has the meaning ascribed to such term in Subsection 3.1(a) hereof.

“Company Authorizations” has the meaning ascribed to such term in Section 3.9 hereof.

“Company Balance Sheet” has the meaning ascribed to such term in Section 3.6 hereof.

“Company Balance Sheet Date” has the meaning ascribed to such term in Section 3.5 hereof.

“Company Bylaws” has the meaning ascribed to such term in Subsection 3.1(a) hereof.

“Company Capital Stock” has the meaning ascribed to such term in Subsection 2.6(d) hereof.

“Company Cash” means the cash and cash equivalents of Company, as determined on a consolidated basis in accordance with GAAP applied on a basis consistent with Company’s past practices used in preparing the Company Financial Statements; provided, however, that Company Cash shall not include any asset included in Closing Working Capital.

“Company Common Stock” means shares of the common stock of Company, no par value.

“Company Debt” means (a) all outstanding payment obligations of Company and its Subsidiaries for borrowed money; (b) all outstanding payment obligations of Company and its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments; (c) all outstanding payment obligations of Company and its Subsidiaries under capital leases, determined in accordance with GAAP using the same methods, practices and principles used by Company to prepare the most recent of the Company Financial Statements; (d) all outstanding payment obligations of Company and its Subsidiaries for deferred purchase price for property (excluding accounts payable and other current liabilities incurred in the Ordinary Course of Business); and (e) all outstanding payment obligations of Company and its Subsidiaries in respect of letters of credit, provided that Company Debt shall not include any liability included in Closing Working Capital.

“Company Disclosure Schedule” has the meaning ascribed to such term Article 3 hereof.

“Company Employee Plans” has the meaning ascribed to such term in Subsection 3.15(a) hereof.

“Company Financial Statements” means, as of the date of this Agreement, the financial statements delivered pursuant to Section 3.4 hereof, and, as of the Closing Date, the financial statements delivered pursuant to Section 3.4 hereof and the 2010 Audited Financial Statements.

“Company Intellectual Property” means any Intellectual Property used in the business of Company as currently conducted by Company.

“Company Option-Based Escrow Consideration” means a cash payment equal to the product of (i) the Common Stock Per Share Escrow Consideration and (ii) the number of shares of Company Common Stock issuable upon exercise of such In-the-Money Company Option (with the aggregate amount of such payment rounded down to the nearest cent), less such amounts as are required to be withheld or deducted under any provision of any Tax Law with respect to making such payment.

“Company Option-Based Upfront Merger Consideration” means a cash payment equal to the product of (i) the excess, if any, of the Common Stock Per Share Upfront Merger Consideration over the exercise price per share of such In-the-Money Company Option and (ii) the number of shares of Company Common Stock issuable upon exercise of such In-the-Money Company Option (with the aggregate amount of such payment rounded down to the nearest cent), less such amounts as are required to be withheld or deducted under any provision of any Tax Law with respect to making such payment.

“Company Options” means all options to purchase Company Common Stock granted by Company or any of its Subsidiaries then outstanding, whether granted pursuant to the Company Option Plan or otherwise.

“Company Option Plans” has the meaning ascribed to such term in Section 3.2(a) hereof.

“Company Plans” has the meaning ascribed to such term in Subsection 6.11(b) hereof.

“Company Preferred Stock” means, collectively, the Series F Preferred Stock and the Series G Preferred Stock.

“Company Privacy Statements” means, collectively, any and all of Company’s privacy policies published on the Company Sites or otherwise made available by Company regarding the collection, retention, use and distribution of the personal information of individuals, including, without limitation, from visitors of any of the Company Sites (“Individuals”).

“Company Products” means any product currently offered for sale or distribution by Company or any of its Subsidiaries.

“Company Service” means any service currently provided by Company or any of its Subsidiaries.

“Company Shareholder Resolutions” has the meaning ascribed to such term in Subsection 2.6(g)(i) hereof.

“Company Shareholders Meeting” has the meaning ascribed to such term in Subsection 2.6(g)(i) hereof.

“Company Sites” means all of Company’s public sites on the World Wide Web.

“Company Subsidiary” has the meaning ascribed to such term in Subsection 3.1(b) hereof.

“Company Terms and Conditions” means any and all of the visitor terms and conditions published on the Company Sites governing Individuals’ use of or access to the Company Sites.

“Company Warrants” means all warrants to purchase Company Common Stock then outstanding.

“Confidential Information” means all know how or other ideas eligible for trade secret protection not otherwise protected by patents or patent applications.

“Confidentiality Agreement” has the meaning ascribed to such term in Section 6.2 hereof.

“Confidential Data” has the meaning ascribed to such term in Subsection 3.13(b) hereof.

“Consultants” has the meaning ascribed to such term in Subsection 3.17(a) hereof.

“Continuing Employees” has the meaning ascribed to such term in Subsection 6.11(a) hereof.

“Damages” means any and all losses, costs, damages, liabilities, debts, charges, interest, penalties, judgments, fines, amounts paid in settlement and expenses arising from claims, demands, actions or causes of action, including reasonable attorneys’ fees and expenses.  For the avoidance of doubt, “Damages” shall not include all consequential damages, punitive and exemplary damages, special damages, lost profits, incidental damages, indirect damages, unrealized expectations, damages based on any type of multiplier and other similar items.

“Deductible” has the meaning ascribed to such term in Subsection 9.1(d) hereof.

“Designated Firm” has the meaning ascribed to such term in Section 10.13 hereof.

“Dispute” has the meaning ascribed to such term in Section 10.13 hereof.

“Disputed Items” has the meaning ascribed to such terms in Subsection 2.10(b) hereof.

“Dissenting Shares” has the meaning ascribed to such term in Subsection 2.6(g)(ii) hereof.

“Effective Time” has the meaning ascribed to such term in Section 2.2 hereof.

“Employee Matters” has the meaning ascribed to such term in Subsection 3.17(a) hereof.

“Employees” has the meaning ascribed to such term in Subsection 3.17(a) hereof.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

“Environmental, Health, and Safety Liabilities” means any cost, damages, expense, liability, obligation, or other responsibility arising from or under  Environmental Law or Occupational Safety and Health Law and consisting of or relating to (i) any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products), (ii) fines, penalties, judgments, awards, settlements, legal or administrative Legal Proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law, (iii) financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions (“Cleanup”) required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages, or (iv) any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

“Environmental Law” means any Law that requires or relates to (i) advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that would have significant impact on the Environment, (ii) preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment, (iii) reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated, (iv)assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of, (v) protecting resources, species, or ecological amenities, (vi) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances, (vii) cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention or (viii) making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

“ERISA” has the meaning ascribed to such term in Subsection 3.15(a) hereof.

“ERISA Affiliate” has the meaning ascribed to such term in Subsection 3.15(a) hereof.

“Escrow Agent” means Goldman Sachs Bank USA (or such other institution selected by Parent with the consent of Company, which consent shall not be unreasonably conditioned, withheld or delayed).

“Escrow Agreement” has the meaning ascribed to such term in Section 2.9.

“Escrow Consideration” shall be equal to an amount of cash equal to the difference between (i) the Escrow Fund and (ii) the amount of cash paid from the Escrow Fund to Parent Indemnified Parties pursuant to Subsection 2.10(c), Article 9 and the Escrow Agreement.

“Escrow Fund” means $23,750,000.

“Escrow Limitation” has the meaning ascribed to such term in Subsection 9.1(d) hereof.

“Estimated Closing Certificate” has the meaning ascribed to such term in Subsection 2.7(a)(i) hereof.

“Estimated Closing Balance Sheet” has the meaning ascribed to such term in Subsection 2.7(a)(i) hereof.

“Estimated Merger Consideration” has the meaning ascribed to such term in Subsection 2.7(a)(i) hereof.

“Exchange Agent” has the meaning ascribed to such term in Subsection 2.8(a) hereof.

“Exchange Fund” means cash in an amount sufficient to permit payment of the aggregate Upfront Merger Consideration minus (i) the Transaction Expenses and (ii) the Agent Fund.

“Facilities” means any real property, leaseholds, or other interests currently or formerly owned or operated by Company or any Company Subsidiary and any buildings, plants, structures, or equipment (including motor vehicles, tank cars, and rolling stock) currently or formerly owned or operated by Company or any Company Subsidiary.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FICA” means the Federal Insurance Contributions Act tax.

“Final Date” has the meaning ascribed to such term in Subsection 8.1(b) hereof.

“Final Merger Consideration” has the meaning ascribed to such term in Subsection 2.10(c) hereof.

“Fully Diluted Common Shares Outstanding” means the sum of (i) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time and (ii) the number of shares of Company Common Stock underlying In-the-Money Company Options outstanding immediately prior to the Effective Time.

“Fundamental Representations” has the meaning ascribed to such term in Section 9.1(a) hereto.

“FUTA” means the Federal Unemployment Tax Act tax.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Entity” has the meaning ascribed to such term in Section 3.3(c) hereof.

“Hazardous Materials” means any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“include,” “includes” and “including” have the meaning ascribed to such terms in Section 10.5 hereof.

“Indemnified Person” has the meaning ascribed to such term in Subsection 6.8(a) hereto.

“Independent Accounting Firm” means an independent accounting firm of national reputation selected by Parent and the Shareholders’ Agent.

“Individual Claim Threshold” has the meaning ascribed to such terms in Subsection 9.1(d)(i) hereof.

“Individuals” has the meaning ascribed to such term in the definition of Company Privacy Statements above.

“Initial Termination Date” has the meaning ascribed to such term in Subsection 9.1(a) hereto.

“Intellectual Property” has the meaning ascribed to such term in Section 3.11 hereof.

“International Trade Law” has the meaning ascribed to such term in Section 3.24 hereof.

“In-the-Money Company Option” means such Company Options issued and outstanding immediately prior to the Effective Time with respect to which the per share exercise price is less than the Common Stock Per Share Merger Consideration.

“to the knowledge of Company,” “to Company’s knowledge,” “Company has no knowledge” or any other similar phrase shall mean the actual knowledge of Joseph S. Pajer, Roger G. Byford, Steven M. Barto, James H. Rock, Thomas Murray, Timothy Detisch and Rakesh Thapar.

“Laws” means any law (including common law), regulation, code, statute, rule, regulation, ordinance, judgment, injunction, settlement, award, writ, order or decree or other requirement of any Governmental Entity.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or any arbitrator or arbitration panel.

“Letter of Transmittal” has the meaning ascribed to such term in Subsection 2.8(b) hereof.

“Lien” means any charge, claim, lien, option, pledge, security interest, mortgage, right of first option, right of first refusal, restriction or encumbrance, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Lost Certificate Affidavit” has the meaning ascribed to such term in Subsection 2.8(b) hereof.

“made available” has the meaning ascribed to such term in Section 10.5 hereof.

“material” has the meaning ascribed to such term in Article 3 hereof.

“Material Adverse Effect” means a material adverse effect on the business of a party hereto taken as a whole; provided, that in no event shall any of the following be taken into account in the determination of whether a  Material Adverse Effect has occurred: (a) any change in any Laws or GAAP; (b) any change resulting from conditions affecting any of the industries in which Company or any of its Subsidiaries operates or from changes in general business, financial, political, capital market or economic conditions (including any change resulting from any hostilities, war or military or terrorist attack), but only to the extent that such change does not have a disproportionately adverse effect on Company and its Subsidiaries as compared to other businesses in their industry; (c) any change resulting from the announcement or pendency of the transactions contemplated by this Agreement or attributable to the fact that Parent or any of its Affiliates are the prospective owners of Company; (d) any change resulting from the taking of any action or inaction by Company or any of its Subsidiaries required by this Agreement; or (e) the failure of Company or any Subsidiary to achieve any financial projections or budget.

“Material Contract” has the meaning ascribed to such term in Section 3.21(b) hereof.

“Material Customer” has the meaning ascribed to such term in Section 3.20 hereof.

“Material Supplier” has the meaning ascribed to such term in Section 3.20 hereof.

“Merger” has the meaning ascribed to such term in Recital A hereof.

“Merger Consideration” means $190,000,000 (i) plus the Closing Cash, (ii) minus the Closing Debt, (iii) minus the Sale Bonuses, (iv) minus the VHS Payments and (v) (A) plus the amount, if any, by which the Closing Working Capital is more than the Working Capital Target, or (B) minus the amount, if any, by which the Closing Working Capital is less than the Working Capital Target.

“Merger Sub” has the meaning ascribed to such term in the introductory paragraph hereof.

“Merger Sub Common Stock” has the meaning ascribed to such term in Subsection 2.6(f) hereof.

“Occupational Safety and Health Law” means any Law designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

“Officer’s Certificate” has the meaning ascribed to such term in Section 9.4 hereof.

“Option Acknowledgement Form” means a waiver, in form attached hereto as Exhibit H, accepting the consideration provided by Subsection 2.6(e) in lieu of any other consideration that might be claimed by any such holder, unconditionally and irrevocably waiving and releasing all right or claim that such holder might have or assert in respect of such consideration, acknowledging that such holder’s Company Options shall terminate upon and may not be exercised after the Closing Date, and approving the appointment of the Shareholders’ Agent and agreeing to be bound by the indemnification obligations contained in this Agreement and the provisions set forth in Article 9 and the Escrow Agreement.

“Ordinary Course of Business” means an action that is consistent in nature, scope and magnitude with the past practices of the Person taking such action and is taken in the ordinary course of the normal, day-to-day operations of such Person, and does not require authorization by the board of directors of such Person (or by any Person or group of Persons exercising similar authority).  For purposes of Section 3.5 and Subsection 5.2(k), capital expenditures in the Ordinary Course of Business shall include only those expenditures materially consistent with the budget furnished by Company to Parent prior to the date of this Agreement.

“OSHA” means the Occupational Safety and Health Administration.

“Out-of-the-Money Company Option” means any Company Option issued and outstanding immediately prior to the Effective Time other than In-the-Money Company Options.

“Parent” has the meaning ascribed to such term in the introductory paragraph hereof.

“Parent Bylaws” has the meaning ascribed to such term in Section 4.1 hereof.

“Parent Certificate of Incorporation” has the meaning ascribed to such term in Section 4.1 hereof.

“Parent Disclosure Schedule” has the meaning ascribed in the introductory paragraph of ARTICLE 4 hereof.

“Parent Indemnified Person(s)” has the meaning ascribed to such terms in Subsection 9.1(b)(i) hereof.

“Parent Plans” has the meaning ascribed to such term in Subsection 6.11(b) hereof.

“Parent SEC Documents” means all statements, reports, registration statements, definitive proxy statements, and other documents filed with the SEC by Parent since January 1, 2010.

“PCBs” means polychlorinated biphenyls.

“Pennsylvania Law” means the Pennsylvania Business Corporation Law of 1988, as amended.

“Permitted Liens” means (i) Liens that do not materially impair Company’s or any Company Subsidiary’s ownership, marketability, title or use of its assets; (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other like Liens arising in the Ordinary Course of Business, or deposits to obtain the release of such Liens; (iii) Liens for Taxes not yet due and payable or being contested in good faith and set forth on Schedule A-2; (iv) purchase money Liens incurred in the Ordinary Course of Business; (v) any Liens created as a result of any act taken by or through Parent, Merger Sub or any of their respective Affiliates; or (vi) Liens securing the Closing Debt.

“Person” means any individual or Entity.

“Per Share Escrow Consideration” means the Common Stock Per Share Escrow Consideration, the Series F Per Share Escrow Consideration or the Series G Per Share Escrow Consideration, as applicable.

“Per Share Upfront Merger Consideration” means the Common Stock Per Share Upfront Merger Consideration, the Series F Per Share Upfront Merger Consideration or the Series G Per Share Upfront Merger Consideration, as applicable.

“Prior Service” has the meaning ascribed to such term in Subsection 6.11(b) hereof.

“Proceeding” has the meaning ascribed to such term in Subsection 6.8(a) hereto.

“Pro Rata Share” shall equal, with respect to each Securityholder, a fraction, the numerator of which is the number of shares of Common Stock held by such Securityholder as of immediately prior to the Closing, and the denominator of which is the total number of outstanding shares of Common Stock as of immediately prior to the Closing, treating for this purpose, each In-the-Money Company Option and each share of Preferred Stock as being equal to the number of shares Common Stock for which such security is exercisable or convertible as of the Closing.

“Protected Seller Communications” has the meaning ascribed to such term in Section 10.13 hereof.

“Release Date” has the meaning ascribed to such term in Subsection 9.3(b) hereof.

“Representatives” has the meaning ascribed to such term in Subsection 5.3(a) hereof.

“Required Consents” has the meaning ascribed to such term in Subsection 7.2(c) hereof.

“Sale Bonuses” means all change of control, sale and transaction bonuses and other similar payments, if any, to employees that are triggered by and payable at Closing or without further action by Parent or the Surviving Corporation or such employee as a direct result of the consummation of the Merger and the transactions contemplated by this Agreement.  All Sale Bonuses as of the date of the Agreement are set forth on Schedule A-2.  For greater certainty, none of the following shall be considered “Sale Bonuses”: (1) any bonus or other employment arrangements negotiated by Parent, (2) any payments under the Change of Control Agreements listed on the Company Disclosure Schedule and (3) any payments that are tied to the retention or continued employment or engagement of an employee following the Closing that are approved by Parent in writing.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securityholder” means a holder of Company Capital Stock or Company Options.

“Seller Indemnified Person(s)” has the meaning ascribed thereto in Section 9.1(c) hereto.

“Series F Escrow Consideration” means an amount equal to the product obtained by multiplying the Escrow Consideration by the Series F Escrow Percentage.

“Series F Escrow Percentage” means the percentage set forth for such term on the Closing Payment Schedule.

“Series F Per Share Escrow Consideration” shall be equal to the quotient obtained by dividing (i) the Series F Escrow Consideration by (ii) the number of shares of Series F Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Series F Per Share Upfront Merger Consideration” shall be equal to a cash payment in an amount equal to the quotient obtained by dividing (i) the Series F Up Front Merger Consideration by (ii) the number of shares of Series F Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Series F Preferred Consideration” means the total portion of the Merger Consideration payable to the holders of Series F Preferred Stock.

“Series F Preferred Stock” means shares of the Series F Preferred Stock of Company.

“Series F Upfront Merger Consideration” means the amount set forth for such term on the Closing Payment Schedule.

“Series G Escrow Consideration” means an amount equal to the product obtained by multiplying the Escrow Consideration by the Series G Escrow Percentage.

“Series G Escrow Percentage” means the percentage set forth for such term on the Closing Payment Schedule.

“Series G Per Share Escrow Consideration” shall be equal to the quotient obtained by dividing (i) the Series G Escrow Consideration by (ii) the number of shares of Series G Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Series G Per Share Upfront Merger Consideration” shall be equal to a cash payment in an amount equal to the quotient obtained by dividing (i) the Series G Up Front Merger Consideration by (ii) the number of shares of Series G Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Series G Preferred Stock” means shares of the Series G Preferred Stock of Company.

“Series G Preferred Consideration” means the total portion of the Merger Consideration payable to the holders of Series G Preferred Stock.

“Series G Up Front Merger Consideration” means the amount set forth for such term on the Closing Payment Schedule.

“Shareholders’ Agent” has the meaning ascribed to such term in the introductory paragraph hereof.

“Subsidiary” means any Entity in which a Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities or other interest that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (ii) at least 50% of the outstanding equity or financial interests of such Entity.

“Subsidiary Organizational Documents” has the meaning ascribed to such term in Section 3.1(b) hereof.

“Surviving Corporation” has the meaning ascribed to such term in Section 2.1 hereof.

“Tax,” “Taxes” or “Taxable” have the meaning ascribed to such terms in Section 3.14(a) hereof.

“Tax authority” has the meaning ascribed to such term in Section 3.14(a) hereof.

“Tax Return” has the meaning ascribed to such term in Section 3.14(a) hereof.

“the date of this Agreement” and “the date hereof” have the meaning ascribed to such terms in Section 10.5 hereof.

“Third Party Intellectual Property” means any Intellectual Property of a third party.

“Transaction Expenses” means any fee, cost, expense, payment or expenditure of accountants, attorneys or other advisors of Company (whether incurred prior to or on the date of the Agreement or between the date of the Agreement and the Effective Time) incurred by Company that relates directly or indirectly to (i) the proposed disposition of all or a portion of the business of Company, or the process of identifying, evaluating and negotiating with prospective purchasers of all or a portion of the business of Company; (ii) Company’s negotiation, preparation, review, execution, delivery or performance of this Agreement (including the Company Disclosure Schedule), or any certificate, agreement or other instrument or document delivered or to be delivered in connection with this Agreement or the transactions contemplated hereby; (iii) Company’s preparation and submission of any filing or notice required to be made or given in connection with any of the Merger, and the obtaining of any consent required to be obtained in connection with any of such transactions; or (iv) the consummation of the Merger or any of the transactions contemplated by this Agreement.

“Unrecorded VHS Receivables” means accounts receivable arising from the deployment by VHS of inventory or other current assets to its customers after August 31, 2010 that have not been recorded as accounts receivable on the Company Balance Sheet, but only to the extent that the value of such inventory or other current assets is not included on the Company Balance Sheet as a result of such deployments.

“Upfront Merger Consideration” shall be equal to an amount of cash equal to the difference between (i) the Merger Consideration and (ii) the Escrow Fund.

“VHS” means Vocollect Healthcare Systems, Inc.

“VHS Payments” means outstanding payment obligations, if any, of Company or any of its Subsidiaries to repurchase or cancel stock options or warrants of VHS.  All VHS Payments as of the date of this Agreement are set forth on Schedule A-2.

“Voting Agreement” means the series of agreements in substantially the form attached hereto as Exhibit I entered into between Parent and certain holders of Company Capital Stock.

“WARN” means the United States Worker Adjustment and Retraining Notification Act.

“Working Capital Target” means $7,379,773.